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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              IMO INDUSTRIES INC.
                           (NAME OF SUBJECT COMPANY)

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                              IMO INDUSTRIES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   452540107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 THOMAS J. BIRD
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              IMO INDUSTRIES INC.
                                1009 LENOX DRIVE
                               BUILDING FOUR WEST
                      LAWRENCEVILLE, NEW JERSEY 08648-0550
                                 (609) 896-7600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                                RONALD F. DAITZ
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Imo Industries Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1009 Lenox Drive, Building Four West, Lawrenceville, New Jersey 08648-0550. The class of equity securities to which this Statement relates is Common Stock, par value $1.00 per share, of the Company (the "Shares"), including the associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Rights"), issued pursuant to the Rights Agreement dated as of April 30, 1997 (as amended from time to time, the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (as defined below). The Rights will not be exercisable in connection with the Offer (as defined below) or the Merger (as defined below). See Item 3(b)(2) below for a description of the Rights Agreement.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer (the "Offer") by UD Delaware Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("UDI"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 2, 1997 (the "Schedule 14D-1"), to purchase all of the outstanding Shares, together with the Rights, at a purchase price of U.S. $6.00 per Share, net to the seller in cash (the consideration to be paid pursuant to the Offer being, the "Offer Consideration"), subject to withholding of taxes, if applicable, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer Documents"), copies of which are filed hereto as Exhibit A and B, respectively, and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 26, 1997 (the "Merger Agreement"), among UDI, Purchaser and the Company. See Item 3(b)(2) below for a description of the Merger Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference. A copy of the press release issued by the Company on June 26, 1997 with respect to entering into the Merger Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

     The Merger Agreement provides that after consummation of the Offer and the satisfaction of the conditions therein, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by UDI, Purchaser, the Company or any wholly owned subsidiary of UDI or the Company or those Shares held by stockholders who have properly exercised their rights for appraisal of such Shares in accordance with Delaware law) will be converted into the right to receive the Offer Consideration (the "Merger Consideration").

     The Offer to Purchase states that the address and principal executive offices of UDI are 2300 One First Union Center, 301 South College Street, Charlotte, North Carolina 28202.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Statement, are as set forth in Item 1 above.

     (b) Material Contracts, etc. Except as set forth in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the executive officers, directors or affiliates of the Company or (2) UDI or Purchaser or their respective executive officers, directors or affiliates.

(b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Ownership by Directors and Executive Officers," "Director Compensation" and "EXECUTIVE COMPENSATION" on pages 3-20 of the Company's Proxy Statement, dated April 4, 1997 (the "1997 Proxy Statement"), for the Company's 1997 Annual Meeting of Stockholders, a copy of which was previously furnished to the Company's stockholders. A copy of such portions of the 1997 Proxy Statement is filed as Exhibit E hereto and is incorporated herein by reference.

     As described in greater detail in the 1997 Proxy Statement, the Company is party to termination agreements with various executive officers of the Company, including Messrs. Donald K. Farrar, Chairman of the Board of Directors, President and Chief Executive Officer, John J. Carr, Executive Vice President, William M. Brown, Executive Vice President, Chief Financial Officer and Corporate Controller, and Thomas J. Bird, Executive Vice President, General Counsel and Secretary (each a "Termination Agreement" and collectively, the "Termination Agreements"). The Termination Agreements become operative upon the occurrence of a "change in control" of the Company. The Termination Agreements provide that a "change in control" is deemed to occur if (i) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities, (ii) individuals who constituted the Board of Directors of the Company at the beginning of the term of such Termination Agreement, including any new director whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the term of such Termination Agreement or their successors, cease, for any reason, to constitute a majority thereof or (iii) more than 50% of the assets of the Company, including the business for which such executive's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation of the Company, a sale of assets or otherwise. A "change of control" under the Termination Agreements will occur upon consummation of the Offer.

     Each executive has agreed pursuant to his Termination Agreement that, subject to the terms thereof, in the event of a "potential change in control" of the Company, the executive will remain in the employ of the Company or its subsidiaries during the pendency of any such "potential change in control" and for a period of one year after the occurrence of an actual "change in control." A "potential change in control" is deemed to occur if (i) the Company enters into an agreement, the consummation of which would result in a "change in control" of the Company, (ii) any person, including the Company, publicly announces an intention to take or to consider taking actions which if consummated would constitute a "change in control" or (iii) the Board of Directors adopts a resolution to the effect that a "potential change in control" has occurred. A "potential change of control" under the Termination Agreements occurred on March 21, 1997 when the Company publicly announced that it had hired Credit Suisse First Boston Corporation ("CSFB") to evaluate alternatives for enhancing shareholder value and reducing debt, including a possible sale of the Company. If an executive's employment is terminated within three years of a change in control (i) by the Company other than for cause, retirement or disability or (ii) by the executive for "good reason," the executive will be entitled to a lump sum payment equal to 2.99 times his average taxable compensation from the Company during the five fiscal years of the Company immediately preceding the change in control, as well as bonuses declared but not yet paid, amounts in settlement of outstanding stock options, a lump sum payment of certain retirement benefits and continuing life, disability, accident and health insurance coverage for a three-year period after such termination. "Good reason" is broadly defined in the Termination Agreements to include any change in duties or responsibilities, reduction in compensation or benefits or relocation. The Termination Agreements, however, provide that no amount is to be paid to any such person which would result in such a payment being subject to an excise tax under the Internal Revenue Code of 1986, as amended, and being nondeductible by the Company for federal income tax purposes. If the employment of all of the above-named executive officers were to be terminated under the circumstances requiring payments under such agreements, such officers would currently be entitled to receive approximately $5,084,898.

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     The Company currently maintains several benefit programs for its employees
(collectively, the "Plans"). Under the terms of the Merger Agreement, the Company and the Surviving Corporation have agreed to maintain for a period of one year from the Effective Time the Plans (other than the Company's stock option plans), or other plans or arrangements that will provide benefits that are substantially equivalent to, and no less favorable than, those provided under the Plans (other than the Company's stock option plans) as in effect as of the date of the Merger Agreement. In addition, UDI has agreed in the Merger Agreement that it will, or will cause the Surviving Corporation, to perform the Termination Agreements in the same manner and to the same extent that the Company is required to perform such agreements.

     Article XIII of the Company's By-Laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of, the Company. The Merger Agreement provides that the Company, and after the Effective Time, UDI and the Surviving Corporation, will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and its subsidiaries against all costs and expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any act or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement. The Merger Agreement also provides that the Company, UDI and the Surviving Corporation will maintain provisions no less favorable with respect to indemnification than are set forth in the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification shall be required by law.

     The Merger Agreement further provides that the Company, UDI and the Surviving Corporation will maintain in effect, for a period of six years from the Effective Time, insurance coverage, if available, equivalent to that provided by the directors' and officers' liability insurance policies maintained as of the date of the Merger Agreement by the Company with respect to matters occurring on or prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable and is not required to expend more than an amount per year equal to 250% of the current annual premiums as of the date of the Merger Agreement paid by the Company for such insurance.

     At the Effective Time, in accordance with the terms of the Company's Amended and Restated Equity Incentive Plan for Key Employees, the Company's Amended and Restated 1988 Equity Incentive Plan for Outside Directors and the Company's 1995 Equity Incentive Plan for Outside Directors (collectively, the "Stock Option Plans"), each outstanding option to purchase Shares granted under the Stock Option Plans will, immediately prior to the Effective Time, become exercisable regardless of the vesting schedule contained in any stock option agreement or in any of the Stock Option Plans and will be canceled at the Effective Time. In the event that any unexercised option is canceled by the Company, each holder of a canceled option will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option. At the

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Effective Time, the Company will pay to each individual who served as a director of the Company prior to the Effective Time any and all deferred director fees owed to such individual.

        (b)(2) Certain Contracts, Agreements, Arrangements or
        Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) UDI and Purchaser and their Executive Officers, Directors or Affiliates.

  The Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed as Exhibit C to this Schedule 14D-9. The Merger Agreement may be examined, and copies obtained, as set forth in Item 10 of the Offer to Purchase. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms the meaning of which may not be readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the first public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described below. Purchaser has expressly reserved the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that Purchaser and UDI have agreed with the Company that, without the prior consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, that changes the form of consideration payable in the Offer, that reduces the maximum number of Shares sought pursuant to the Offer, that extends the expiration date of the Offer (except that Purchaser may extend the expiration date of the offer
(a) as required to comply with any rule, regulation or interpretation of the Securities and Exchange Commission (the "Commission") or (b) for one or more times each for an aggregate period of up to 15 days (and not to exceed 60 days from the date of commencement) for any reason other than those specified in the immediately preceding clause (a)), or that imposes conditions to the Offer in addition to those described below under Conditions of the Offer.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and as an indirect wholly owned subsidiary of UDI. Upon consummation of the Merger, each issued and then outstanding Share, together with the associated Right (other than any Shares and Rights owned by Purchaser, UDI, the Company or any wholly owned subsidiary of UDI or of the Company and any Shares that are held by stockholders who have properly exercised their rights for appraisal of such Shares in accordance with Delaware Law) will be cancelled and converted automatically into the right to receive the Merger Consideration.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock, par value $1.00 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by applicable law and such Certificate of Incorporation. The Merger Agreement also provides that the By-Laws of the Company, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation.

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     Note Tender Offer.  Pursuant to the Merger Agreement, as promptly as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days after the first public announcement of the execution of the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, UDI or its designee agrees to make the Note Offer to Purchase. In connection with such Note Offer to Purchase, UDI or its designee is soliciting Consents from the holders of the Notes to amend the Indenture to (i) delete the covenants in the Indenture entitled "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Restricted Subsidiaries," "Limitation on Sales of Assets and Subsidiary Stock," "Limitation on Affiliate Transactions," "Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "Limitation on Liens," "Limitation on Sale/Leaseback Transactions" and "Specified Subsidiaries;" (ii) amend the section of the Indenture entitled "When the Company may Merge or Transfer Assets" to eliminate the requirement in connection with any such merger or sale that the Successor Company (as defined therein) be able to incur an additional $1.00 of indebtedness pursuant to the Indenture's restriction on indebtedness;
(iii) amend the section of the Indenture entitled "SEC Reports" to eliminate the requirement that the Company provide the trustee under the Indenture and the holders of the Notes with information and reports specified in Sections 13 and 15(d) of the Exchange Act notwithstanding that the Company may not then be subject to the reporting requirements under such sections of the Exchange Act;
(iv) amend the section of the Indenture entitled "Limitation on Indebtedness" to permit the Company to incur indebtedness to an affiliate of the Company; and (v) amend the section of the Indenture entitled "Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries" to remove any limitation on a foreign subsidiary's ability to incur indebtedness. UDI's obligation to accept for payment and pay for the Notes and related Consents tendered pursuant to the Note Tender Offer is subject to the condition that UDI receive Consents from a majority of the outstanding principal amount of the Notes (the "Requisite Consent Condition") and to certain other customary conditions. The Note Tender Offer is being made at a price of 120% of the principal amount of the Notes, upon the terms and subject to the conditions of the Merger Agreement and the Note Tender Offer, each as described below. In the Merger Agreement, UDI expressly reserves the right to waive any condition, to increase the price payable for each Note and related Consent tendered in the Note Tender Offer, and to make any other changes in the terms and conditions of the Note Tender Offer; provided, however, that, without the consent of the Company, no change may be made which decreases the price payable for each Note and related Consent tendered in the Note Tender Offer, which changes the form of consideration to be paid in the Note Tender Offer, which reduces the maximum number of Notes to be purchased in the Note Tender Offer or which imposes additional conditions to the Note Tender Offer. Subject to the terms and conditions of the Note Tender Offer (including, without limitation, the Requisite Consent Condition), UDI has agreed in the Merger Agreement to pay, as promptly as practicable after expiration of the Note Tender Offer, for all Notes and related Consents validly tendered and not withdrawn. Assuming the Requisite Consent Condition is satisfied and all other conditions to the Note Tender Offer have been satisfied or waived by UDI, the Company has agreed in the Merger Agreement to execute, and to use all reasonable efforts to cause the trustee under the Indenture to execute, a supplemental indenture (the "Supplemental Indenture") in order to give effect to the amendments of the Indenture contemplated in the Note Tender Offer immediately following the expiration date of the Note Tender Offer; provided, however, that the proposed amendments set forth in the Supplemental Indenture (the "Proposed Amendments") will not become operative until the date UDI accepts all Notes (and related Consents) validly tendered for purchase and payment pursuant to the Note Tender Offer. In such event, the parties to the Merger Agreement have agreed that the Proposed Amendments will be deemed effective as of the date immediately prior to such acceptance for payment, and UDI will thereafter be obligated to make all payments for the Notes (and related Consents) so tendered.

     Company Stockholders' Meeting; Proxy Statement. Pursuant to the Merger Agreement, in the event that the affirmative vote of the holders of Shares is required to approve the Merger under Delaware Law, the Company has agreed to duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). The Merger Agreement provides that, in the event that the affirmative vote of holders of Shares is required to approve the Merger, the Company will, as soon as practicable following consummation of the Offer, file with the

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

Commission under the Exchange Act, and use its best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and will cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has also agreed in the Merger Agreement, subject to the fiduciary duties of the Board under applicable law as advised by independent counsel, to include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use all reasonable efforts to obtain such approval and adoption. UDI and Purchaser have each agreed to vote all Shares beneficially owned by them in favor of the Merger.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of Purchaser's designees to serve on the Company's Board of Directors (the "Purchaser's Election Date"), unless UDI shall otherwise agree in writing, each of the Company and its Subsidiaries will conduct its business only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business consistent with past practice; and the Company will use all reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement also provides that, except with the prior written consent of UDI or as contemplated by the Merger Agreement, the Company agrees that neither the Company nor any Subsidiary will, between the date of the Merger Agreement and the Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following: (a) amend or otherwise change its Certificate of Incorporation or By-Laws or equivalent organizational documents, each as amended to date (the "Constituent Documents"); (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of
(i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 2,000,000 Shares issuable pursuant to employee stock options outstanding on the date thereof and including up to 1,250 restricted Shares per quarter issuable to outside directors in accordance with past practice pursuant to the Stock Option Plans) or (ii) any assets of the Company or any Subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for such declarations, set asides, dividends and other distributions made by any Subsidiary to the Company; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement, other than any contract or agreement entered into in the ordinary course of business consistent with past practice and which requires payments by the Company or its Subsidiaries in an aggregate amount of less than U.S. $250,000;
(iv) terminate, cancel or request any material change in, or agree to any material change in, any material contract, except in the ordinary course of business consistent with past practice; or (v) authorize any single capital expenditure (excluding software development activity) which is in excess of U.S. $500,000 or capital expenditures which are, in the aggregate, in excess of U.S. $2,500,000 for the Company and its Subsidiaries taken as a whole; (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any

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

Subsidiary (other than in connection with hiring and terminating employees in the ordinary course of the Company's business), or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any proposal to adopt or amend any such plan; (g) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (h) make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability; (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Company's consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 or subsequently incurred in the ordinary course of business and consistent with past practice; or (j) settle or comprise any pending or threatened suit, action or claim that is material or which relates to any of the transactions contemplated by the Merger Agreement; or (k) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment, to do any of the foregoing.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, the Company agrees, at such time of purchase, to promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times, the Company will use all reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board with respect to (a) each committee of the Board (some of whom may be required to be independent as required by applicable law or requirements of the New York Stock Exchange), (b) each board of directors of each Subsidiary and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, the Merger Agreement provides that until the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis, the Company will use all reasonable efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the Subsidiaries as of the date thereof who are not employees of the Company shall remain members of the Board and of such boards and committees.

     Amendments. The Merger Agreement provides that following the election or appointment of UDI's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Constituent Documents of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of UDI or Purchaser or any waiver of any of the Company's rights thereunder will require the concurrence of a majority of those directors of the Company then in office other than directors designated by UDI or directors who are employees of the Company or, if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than UDI and its subsidiaries).

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the consummation of the Offer, the Company agrees to, and to cause its Subsidiaries to, afford the officers, employees and agents of UDI and Purchaser and persons providing or committing to provide UDI or Purchaser with financing for the transactions contemplated by the Merger Agreement (the "Transactions") complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary and to furnish UDI and Purchaser and persons providing or committing to provide UDI or Purchaser with financing for the Transactions with all financial, operating and other data and information as UDI or Purchaser, through its officers, employees or agents, may reasonably request. UDI and Purchaser agreed in the Merger Agreement to keep all such information obtained in connection with entering into the Merger Agreement confidential in accordance with the confidentiality agreement, dated April 25, 1997 (the "Confidentiality Agreement"), between UDI and the Company.

     No Solicitation of Transactions. The Company has agreed that neither the Company nor any Subsidiary will, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any Material Subsidiary or any business combination with the Company or any Material Subsidiary or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing and the Company has agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Merger Agreement permits the Board to furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal in writing by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Subsidiaries, if, and only to the extent that, (a) the Board, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board to comply with its fiduciary duties to stockholders imposed by Delaware Law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company uses its reasonable efforts to obtain from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. Moreover, the Company agreed (x) to notify UDI promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and (y) not to release any third party from, or waive any provision of, any confidentiality or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

     Treatment of Stock Options; Deferred Director Fees. The Merger Agreement provides that, in accordance with the terms of the Company's Amended and Restated Equity Incentive Plan for Key Employees, the Company's Amended and Restated 1988 Equity Incentive Plan for Outside Directors or the Company's 1995 Equity Incentive Plan for Outside Directors (collectively, the "Stock Option Plans"), each outstanding option to purchase Shares granted under the Company's Stock Option Plans shall, immediately prior to the Effective Time, become exercisable regardless of the vesting schedule contained in any stock option agreement or in any of the Stock Option Plans and shall be canceled at the Effective Time. In the event that any unexercised option is canceled by the Company, each holder of a canceled option shall be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount (subject to any applicable withholding tax) in cash equal to the product of (a) the number of Shares previously subject to such option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option. The Merger Agreement also provides that, at the Effective Time, the Company shall pay to each individual who served as a director of the Company prior to the Effective Time any and all deferred director fees owed to such individual.

     Indemnification and Insurance. Pursuant to the Merger Agreement, the Certificate of Incorporation and By-Laws of the Surviving Corporation are required to contain provisions no less favorable with respect to indemnification than are set forth in Article XIII of the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time from and after the date of the Merger Agreement to and including the Effective Time were directors, officers, employees, fiduciaries or agents (collectively "Representatives") of the Company in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law. Moreover, from and after the Purchaser's Election Date, the

Merger Agreement prohibits the amendment, repeal or other modification of the indemnification and advancement of expenses provisions of Article XIII of the By-Laws of the Company or the Constituent Documents of any of its Subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of this Agreement and to and including the Effective Time were Representatives of the Company or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law.

     The Merger Agreement also provides that prior to the Effective Time, the Company shall and after the Effective Time, UDI and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former Representative of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as a Representative, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, and, with respect to Indemnified Parties who are or were directors or officers of the Company, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware Law).

     Pursuant to the Merger Agreement, the Company, from and after the date of the Merger Agreement and to and including the Effective Time, and the Surviving Corporation, from the Effective Time until six years thereafter, each agreed to maintain in effect, insurance coverage, if available, equivalent to that provided by the directors' and officers' liability insurance policies currently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance (which annual premiums the Company has represented in the Merger Agreement to be approximately $300,000).

     The Merger Agreement provides that in the event the Company, UDI or the Surviving Corporation or any of their respective successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, UDI or the Surviving Corporation, as the case may be, shall assume the obligations described above. The Merger Agreement provides that the obligations described above shall survive the Effective Time.

     Employee Benefits. Pursuant to the Merger Agreement, for a period of one year from the Effective Time, UDI has agreed to, or to cause the Company or the Surviving Corporation to, maintain the employee benefit plans (other than the Stock Option Plans) which the Company maintains for the benefit of, or which are open to, a majority of the employees of the Company on the terms in effect on the date of the Merger Agreement, or such other plans, arrangements or programs as will provide employees with benefits that in the aggregate are substantially equivalent to, and no less favorable than, those provided under the employee benefit plans (other than the Stock Option Plans) as in effect on the date of the Merger Agreement. In addition, UDI shall, or shall cause the Surviving Corporation to, assume and agree to perform specified "Change of Control Agreements" in the same manner and to the same extent that the Company is required to perform such agreements. Such Change of Control Agreements provide for payments to certain officers and other employees of the Company upon termination of employment, diminution of responsibility or salary or other circumstances following a change of control of the Company. If Purchaser consummates the Offer, a change in control will occur under the Change of Control Agreements.

     Provision of Funds.  Pursuant to the Merger Agreement UDI has agreed that
(a) UDI will cause the Company to be provided with sufficient funds immediately prior to the Purchaser's Election Date, to refinance the Company's obligations under the Credit Agreement, (b) from and after the Purchaser's Election Date, UDI will cause the Company to be provided with sufficient funds, on terms that comply with the Indenture with respect to the Notes to satisfy the Company's obligations under Section 4.10 of the Indenture and (c) that such funds will be provided to the Company on terms no less favorable to the Company than those contained in the Credit Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to the Company's filings with the Commission, consolidated financial statements of the Company and its Subsidiaries, the absence of certain changes or events concerning the Company's business, compliance with law and certain contracts, litigation, insurance, licenses and permits, employee benefit plans, labor matters, ownership of assets, trademarks, patents and copyrights, environmental matters, brokers, taxes, absence of certain business practices and letters of credit, surety bonds and guarantees.

     The Company also represented in the Merger Agreement that (a) the Board, at a meeting duly called and held on June 25, 1997, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger, and such approval constitutes approval of the foregoing for purposes of
Section 203 of Delaware Law, (iii) taken all action to avoid the occurrence of a "Distribution Date" or a "Triggering Event" (each as defined in the Rights Agreement) with respect to the Rights and (D) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger.

     UDI represented and warranted to the Company in the Merger Agreement, among other things, that UDI has, or has commitments to obtain, sufficient funds to permit Purchaser (i) to acquire all the outstanding Shares in the Offer and the Merger and (ii) to acquire all of the Notes (and obtain all of the related Consents) in the Note Tender Offer, written evidence of which has been provided to the Company.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions: (a) the Merger Agreement and the transactions contemplated by the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of the Company (unless the vote of the stockholders is not required by Delaware Law); (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by UDI or Purchaser or any affiliate of either of them or the consummation of the Merger illegal under applicable law or otherwise restricting, preventing or prohibiting under applicable law the consummation of the transactions contemplated by the Merger Agreement; (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither UDI nor Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer and (e) the Supplemental Indenture shall have been entered into and UDI or its permitted assignee shall have purchased all Notes validly tendered and not withdrawn pursuant to the Note Tender Offer; provided, however, that UDI shall not be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Note Tender Offer, UDI fails to purchase any Notes validly tendered and not withdrawn pursuant to the Note Tender Offer.

     Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of UDI, Purchaser and the Company prior to Purchaser's Election Date; (b) by UDI, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before December 31, 1997 (so long as the party seeking such termination has not failed to fulfill any obligation under the Merger Agreement, which failure has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date) or (ii) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by UDI if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer or the Note Tender Offer, as applicable, Purchaser shall have (A) failed to commence the Offer within five business days following the date of public announcement of the execution of the Merger Agreement, (B) failed to commence the Note Tender Offer within 10 business days following the date of public announcement of the execution of the Merger Agreement, (C) terminated the Offer or the Note Tender Offer without having accepted any Shares or Notes (and without having obtained related Consents), as the case may be, for payment thereunder or (D) failed to pay for Shares or Notes (and obtain related Consents) pursuant to the Offer or the Note Tender Offer, as the case may be, within 90 days following the commencement thereof; unless such action or inaction under (A), (B), (C) or (D) shall have been caused by or resulted from the failure of UDI or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by UDI or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer or the Notes pursuant to the Note Tender Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or UDI its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board if (i) Purchaser shall have (A) failed to commence the Offer within five business days following the date of public announcement of the execution of the Merger Agreement, (B) failed to commence the Note Tender Offer within 10 business days following the date of public announcement of the execution of the Merger Agreement, (C) terminated the Offer or the Note Tender Offer without having accepted any Shares or Notes (and without having obtained related Consents), as the case may be, for payment thereunder or (D) failed to pay for Shares pursuant to the Offer or the Notes (and obtain related Consents) pursuant to the Note Tender Offer within 90 days following the commencement thereof, unless such action or inaction under (A), (B), (C) or (D) shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer or the Notes pursuant to the Note Tender Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or UDI its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or any of its assets by a sale, merger or other business combination or in order to approve a tender offer or exchange offer for Shares by a third party, in either case, as the Board determines in good faith that such action is required for the Board to comply with its fiduciary duties to stockholders, after consultation with its independent legal counsel and financial advisers, and is on terms more favorable to the Company's stockholders than the Offer and the Merger taken together (this provision of the Merger Agreement, together with the provision described in clause (c)(ii) of this sentence, are collectively referred to as the "Fiduciary Out Clause"); provided, however, that such termination under this clause (ii) shall not be effective until the Company has made payment to UDI of the Fee (as hereinafter defined) required to be paid pursuant to the Merger Agreement and has deposited with a mutually acceptable escrow agent $2.0 million for reimbursement of Expenses (as hereinafter defined).

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void, and there shall be no liability on the part of any party hereto, except under the provisions of the Merger Agreement related to fees and expenses described below and confidentiality and except for liability of any party for breach of the Merger Agreement prior to its termination.

     Fees and Expenses.  The Merger Agreement provides that in the event that
(a) any person (including, without limitation, the Company or any affiliate thereof), other than UDI or any affiliate of UDI, shall have become the beneficial owner of more than 20% of the then outstanding Shares, the Merger Agreement shall have been terminated (other than pursuant to the Fiduciary Out Clause) and within 12 months of such termination a Third Party Acquisition (as defined hereinafter) shall occur; or (b) any person shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for 25% or more of the then outstanding shares (or which, assuming the maximum amount of securities that could be purchased, would result in any person beneficially owning 25% or more of the then outstanding Shares) or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than the Per Share Amount and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied and (iii) the Merger Agreement shall have been terminated (other than pursuant to the Fiduciary Out Clause) and (iv) within 12 months of such termination a Third Party Acquisition shall occur; or
(c) if the Minimum Condition or the Requisite Consent Condition shall not have been satisfied on or prior to the date that is 60 days from the date of commencement of the Offer, UDI desires to extend the Offer beyond such 60 day period but the Company declines to consent to such extension, the Merger Agreement is terminated (other than pursuant to the Fiduciary Out Clause) and within 12 months of such termination a Third Party Acquisition shall occur; or
(d) the Merger Agreement is terminated pursuant to the Fiduciary Out Clause, then, in any such event, provided that neither UDI nor Purchaser is in material breach of its obligations under the Merger Agreement, the Company shall pay UDI promptly (but in no event later than one business day after (i) the consummation of the Third Party Acquisition, with respect to the events described in clauses
(a), (b) or (c), or (ii) such termination with respect to clause (d)) a fee of U.S. $8 million (the "Fee"), plus "Expenses" (as defined below).

     The Merger Agreement also provides that so long as neither UDI nor Purchaser is in material breach of its obligations under the Merger Agreement and UDI is not entitled to the Fee pursuant to the preceding paragraph, if (a) the Merger Agreement is terminated as described in clause (c) of the third preceding paragraph due to the material breach of the Company's obligations under the Merger Agreement or (b) the Merger Agreement is terminated as described in clause (c) of the third preceding paragraph because of the occurrence of the condition set forth in paragraph (f) of Conditions of the Offer set forth below and such occurrence results from the failure of representations and warranties of the Company to be true and correct in accordance with its terms, then, in either case (a) or (b), the Company shall promptly reimburse UDI and Purchaser for all Expenses.

     "Expenses" is defined in the Merger Agreement to mean all reasonable out-of-pocket expenses and fees up to U.S. $2.0 million in the aggregate (including, without limitation, reasonable fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the transactions contemplated by the Merger Agreement or structuring such transactions and all reasonable fees of counsel, accountants, experts and consultants to UDI and Purchaser, and all printing and advertising expenses) actually incurred by either of them or on their behalf in connection with the transactions contemplated by the Merger Agreement, including, without limitation, the financing thereof, and actually incurred by banks, investment banking firms, other financial institutions and other persons and assumed by UDI and Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the transactions contemplated by the Merger Agreement and any financing commitments or agreements relating thereto. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term "Expenses" is deemed to include the reasonable costs and expenses actually incurred or accrued by UDI and Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of the fees and expenses provision of the Merger

Agreement, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a per annum rate equal to the rate of interest publicly announced by Morgan Guaranty Trust Company of New York, from time to time, in the City of New York, as such bank's prime rate plus 1%.

     "Third Party Acquisition" is defined in the Merger Agreement to mean the occurrence of any of the following events: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than UDI, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

     Except as set forth above, all costs and expenses incurred by UDI, Purchaser and the Company in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

     Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) the Note Tender Offer shall have been terminated in accordance with the conditions of the Note Tender Offer described below, (iii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iv) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall have been instituted or be pending any action or proceeding brought by any governmental, administrative or regulatory authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by UDI, Purchaser or any other affiliate of UDI pursuant to the Offer, or the consummation of any other transaction contemplated by the Merger Agreement (collectively, the "Transactions"), or seeking to obtain material damages in connection with any such Transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company or UDI of all or any material portion of its business, or to compel the Company or UDI to dispose of or hold separate all or any material portion of its business as a result of the Transactions; (iii) seeking to impose or confirm limitations on the ability of UDI, Purchaser or any other affiliate of UDI to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Transactions contemplated thereby; or (iv) seeking to require divestiture by UDI, Purchaser or any other affiliate of UDI of any Shares; provided that UDI shall have used all reasonable efforts to cause any such action or proceeding described in this paragraph (a) to be dismissed or withdrawn;

          (b) there shall have been issued any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person other than any governmental, administrative or regulatory authority or agency, domestic or foreign, that (i) restrains or prohibits the making of the Offer or the consummation of any other Transaction; (ii) prohibits or limits ownership or operation by the Company or UDI of all or any material portion of its business or assets, or compels the Company or UDI to dispose of or hold separate all or any material portion of its business or assets, in each case as a result of the Transactions; (iii) imposes limitations on the ability of UDI or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Transactions; (iv) requires divestiture by UDI or Purchaser of any Shares; provided that UDI shall have used all reasonable efforts to cause any such injunction, order or decree described in this paragraph (b) to be vacated or lifted;

          (c) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) UDI, the Company or any subsidiary or affiliate of UDI or the Company or (ii) any Transaction, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both
     (i) and (ii) other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, in each case that results in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above; provided that UDI shall have used all reasonable efforts to cause any such action, order or injunction described in this paragraph (c) to be vacated or lifted;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of (x) the Company on the New York Stock Exchange or (y) UDI on any of The Toronto Stock Exchange, The Montreal Exchange or the New York Stock Exchange, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 30%, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada,
     (iv) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions,
     (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

          (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of 20% or more of the then outstanding Shares has been acquired by any person, other than UDI or any of its affiliates or (ii) (A) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to UDI or Purchaser the approval or recommendation of the Offer, the Merger or the Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (B) the Board or any committee thereof shall have resolved to do any of the foregoing;

          (f) (i) any representation or warranty of the Company in the Merger Agreement shall not be true and correct; or

             (ii) there shall have occurred, since the date of the Merger Agreement, a change in the business, operations, financial condition, assets or liabilities of the Company or any Subsidiary with the effect that such failure of any such representation or warranty to be true and correct or such change, when taken together with all other such failures of such representations and warranties to be true and correct (both favorable and adverse) and all other such changes (both favorable and adverse), in the aggregate would have, a Material Adverse Effect; provided, however that, for the purpose of the foregoing condition, in determining whether any such representation or warranty is true or correct, any qualification as to materiality or Material Adverse Effect contained in any such representation and warranty shall be deemed not to apply;

          (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (h) the Merger Agreement shall have been terminated in accordance with its terms; or

          (i) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the sole judgment of Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by UDI or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and UDI and may be asserted by Purchaser or UDI regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or UDI in whole or in part at any time and from time to time in their sole discretion. The failure by UDI or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Conditions of the Note Tender Offer. Notwithstanding any other provision of the Note Tender Offer, UDI shall not be required to accept for payment or pay for any Notes or related Consents tendered pursuant to the Note Tender Offer and may terminate or amend the Note Tender Offer and may postpone the acceptance for payment of and payment for Notes and related Consents tendered, if (i) the Requisite Consent Condition shall not have been satisfied, (ii) the Offer shall have been terminated in accordance with the conditions described above or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Notes and related Consents, any of the following conditions shall exist:

          (a) there shall have been instituted or be pending any action or proceeding brought by any governmental, administrative or regulatory authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Note Tender Offer, the acceptance for payment of, or payment for, any Notes or related Consents by UDI or any other affiliate of UDI pursuant to the Note Tender Offer or the consummation of any other Transaction, or seeking to obtain material damages in connection with any Transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company or UDI of all or any material portion of its business or to compel the Company or UDI to dispose of or hold separate all or any material portion of its business as a result of the Transactions;
     (iii) seeking to impose or confirm limitations on the ability of UDI or any affiliate of UDI to exercise effectively full rights of ownership of any Notes or related Consents, or (iv) seeking to require divestiture by UDI or any affiliate of UDI of any Notes; provided that UDI shall have used all reasonable efforts to cause any such action or proceeding described in this paragraph (a) to be dismissed or withdrawn;

          (b) there shall have been issued any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person other than any governmental, administrative or regulatory authority or agency, domestic or foreign, that (i) restrains or prohibits the making of the Note Tender Offer or the consummation of any other Transaction; (ii) prohibits or limits ownership or operation by the Company or UDI of all or any material portion of its business or assets or compels the Company or UDI to dispose of or hold separate all or any material portion of its business or assets, in each case as a result of the Transactions; (iii) imposes limitations on the ability of UDI or Purchaser to exercise effectively full rights of ownership of any Notes; or (iv) requires divestiture by UDI of any Notes; provided that UDI shall have used all reasonable efforts to cause any such injunction, order or decree described in this paragraph (b) to be vacated or lifted;

          (c) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) UDI, the Company or any subsidiary or affiliate of UDI or the Company or (ii) any Transaction, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both
     (i) and (ii) other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, in each case that results in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above; provided that UDI shall have used all reasonable efforts to cause any such action, order or injunction described in this paragraph (c) to be vacated or lifted;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of (x) the Company on the New York Stock Exchange or (y) UDI on any of The Toronto Stock Exchange, the Montreal Exchange or the New York Stock Exchange, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 30%, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada,
     (iv) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions,
     (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

          (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of 20% or more of the then outstanding Shares has been acquired by any person, other than UDI or any of its affiliates or (ii) (A) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to UDI or Purchaser the approval or recommendation of the Offer, the Merger or the Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (B) the Board or any committee thereof shall have resolved to do any of the foregoing;

          (f) (i) any representation or warranty of the Company in the Merger Agreement shall not be true and correct; or

          (ii) there shall have occurred, since the date of the Merger Agreement, a change in the business, operations, financial condition, assets or liabilities of the Company or any Subsidiary with the effect that such failure of any such representation or warranty to be true and correct or such change, when taken together with all other such failures of such representations and warranties to be true and correct (both favorable and adverse) and all other such changes (both favorable and adverse), in the aggregate would have, a Material Adverse Effect; provided, however that, for the purpose of the foregoing condition, in determining whether any such representation or warranty is true or correct, any qualification as to materiality or Material Adverse Effect contained in any such representation and warranty shall be deemed not to apply;

          (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Agreement;

          (h) the Merger Agreement shall have been terminated in accordance with its terms; or

          (i) Purchaser and the Company shall have agreed that Purchaser shall terminate the Note Tender Offer or postpone the acceptance for payment of or payment for Notes and related Consents thereunder; which, in the sole judgment of Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by UDI or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and UDI and may be asserted by Purchaser or UDI regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or UDI in whole or in part at any time and from time to time in their sole discretion. The failure by UDI or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  The Rights Agreement

     The following is a summary of the material terms of the Rights Agreement (including Amendment No. 1 thereto executed as of June 25, 1997). This summary is not a complete description of the terms and conditions of the Rights Agreement and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference. A copy of the Rights Agreement and Amendment No. 1 thereto have been filed as Exhibits H and I, respectively, to this Schedule 14D-9.

     On April 30, 1997, the Board declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on May 4, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $15 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. The Rights Agreement was amended as of June 25, 1997 in order to, among other things, not cause a Distribution Date or a Triggering Event (each as defined below) to occur as a result of the Offer.

     Initially, the Rights were and continue to be attached to all Common Stock and no separate certificates evidencing the Rights (the "Rights Certificate") were or have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, unless such tender offer or exchange offer is for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Board who are not representatives, affiliates or associates of such Acquiring Person, after receiving advice from one or more investment banking firms to be at a price which is fair to the Company's stockholders and otherwise in the best interest of the Company and its stockholders or, if such determination by the Board is withdrawn, the 10th business day after such determination is withdrawn. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with such Common Stock certificates,
(ii) new Common Stock certificates issued after May 4, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 4, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except in certain circumstances described in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock other than pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to, and otherwise in the best interests of, stockholders, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $6 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $15.

     In the event that, any time following to Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series or transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder hereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     THE BOARD UNANIMOUSLY HAS DETERMINED, BASED IN PART ON THE OPINION OF CSFB, THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. AS A RESULT OF SUCH DETERMINATION, THE COMMENCEMENT OF THE OFFER, THE ACQUISITION OF THE SHARES PURSUANT THERETO AND THE CONSUMMATION OF THE MERGER WILL NOT CAUSE A DISTRIBUTION DATE TO OCCUR OR GIVE RISE TO A TRIGGERING EVENT.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Board Recommendation.  On June 25, 1997, the Board, by unanimous vote,
(i) determined that the Offer and Merger were fair to and in the best interest of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Note Tender Offer and the Merger and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by holders of the Shares. The Board unanimously recommends that all stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background of and Reasons for the Board Recommendation.

     In January 1996, the Board determined to sell the Company's Roltra-Morse business unit through a private auction process that involved several interested parties. In the fall of 1996, a capable buyer offering an attractive price was identified and negotiations commenced in order to execute a definitive sale agreement. These negotiations were terminated in November 1996 because threats made by an unsuccessful bidder for the Roltra-Morse business to revoke certain license agreements made it impossible for the Company to receive fair value for the business. The Company is currently in litigation with the unsuccessful bidder that made such threats in order to resolve this matter.

     Following the decision to withdraw Roltra-Morse from sale, the Board reevaluated the ability of the Company to operate profitably and maintain sufficient liquidity in light of market conditions and its financial resources. In connection therewith, the Board contacted CSFB to review alternatives for long-term maximization of stockholder value. CSFB made preliminary presentations covering this topic at the Board's regularly scheduled meetings held on November 20, 1996 and February 20, 1997. These presentations included exploring sales of individual assets or business segments, the sale of an equity stake in the Company and a sale or merger of the Company.

     In March 1997, a manufacturer of industrial products initiated discussions with the Company concerning a possible investment in the Company. Management determined not to pursue this possible transaction because it believed the terms of the investment proposed by such party would not have provided appropriate value for the Company's stockholders.

     Another manufacturer of industrial products also approached the Company in early 1997 concerning a possible transaction. Following this contact, CSFB and certain executive officers of the Company met on two occasions with representatives of this interested party to discuss such party's interest in a potential business combination with the Company and to review the Company's operations, financial conditions and prospects.

     On March 14, 1997, this party made a preliminary proposal to the Company to acquire all of the Shares for $5.00 per Share in cash or such party's stock, plus shares in a liquidating trust to be established for the disposal of the Roltra-Morse business. This proposal was subject to completion of extensive due diligence, successful tender for at least 50% of the Notes at a price of 110% of face amount thereof, and certain other conditions. The Company informed this party it would review its proposal with the Board.

     On March 19, 1997, prior to the Board's review of this proposal, this party made a revised, alternative proposal for a joint venture between the two companies' pump businesses, pursuant to which this interested party would have retained operating control and a majority ownership interest in such venture, and the Company would have received cash and a 25% retained equity interest in the venture.

     On March 20, 1997, the Board reviewed the proposals of this interested party and determined not to proceed with either possible transaction with such party because of the uncertainty of completion, concern with the ability of such party to finance either transaction and because it believed that neither transaction would have provided appropriate value for the Company's stockholders. At such meeting, CSFB made another presentation to the Board regarding alternatives for enhancing stockholder value and the Board engaged CSFB as its exclusive financial advisor to assist the Company in evaluating strategic alternatives for enhancing stockholder value and reducing leverage, including the possible merger or sale of the Company. The Company announced this decision in a press release issued on March 21, 1997.

     Following this public announcement, CSFB initiated contact with a number of parties concerning their possible interest in acquiring the Company or one or more of its individual business segments. In addition, a substantial number of parties contacted CSFB regarding potential acquisition opportunities with respect to the Company as a whole as well as individual business segments of the Company. During April of 1997, CSFB spoke with over 100 interested parties and distributed copies of the Company's publicly-filed information to over 70 parties in order to assist such parties in their due diligence investigation of the Company.

     On April 8, 1997, William M. Brown, Executive Vice President and Chief Financial Officer of the Company, met with representatives of UDI after being advised by Schroder Wertheim & Co., a representative of UDI, that UDI was interested in the acquisition of one or more industrial manufacturing businesses of the Company. Mr. Brown met with Richard Bearse, Senior Vice President and head of strategic planning for UDI, and discussed the Company's financial condition and its prospects. Mr. Bearse expressed interest in further discussions.

     On April 29, 1997, at the request of UDI, Mr. Bearse and Jan K. Ver Hagen, President and Chief Operating Officer of UDI, met with Donald K. Farrar, Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Brown and representatives from CSFB and discussed the Company's operations, financial condition and prospects.

     In addition to meetings with UDI, a number of other meetings were held in March and April 1997 between representatives of the Company and various parties expressing an interest in pursuing a possible transaction with the Company. No formal proposals were submitted by such parties.

     Commencing in late April 1997, CSFB distributed to approximately 60 interested parties (including UDI), each of which executed a confidentiality agreement with the Company, a confidential Information Memorandum with respect to the Company's operations.

     On May 1, 1997, UDI submitted an oral expression of interest to acquire the Company and discussed UDI's desire to preempt any attempt to sell the Company through a process that sought bids from several interested parties. UDI was informed that the Company planned to proceed with discussions with other parties. As part of this process, CSFB requested that UDI submit an expression of interest specifying a tentative price by June 2, 1997, at which time the Company would evaluate all such expressions of interest and proceed with discussions among a smaller group of potential candidates. Preliminary indications of interest were received during the week of June 2, 1997, including an indication from UDI that it was interested in acquiring the Company at a price of $4.50 per Share. The Company received seven indications of interest from parties interested in acquiring all of the Shares of the Company and numerous indications of interest from parties interested in purchasing an individual business segment or a combination of business segments of the Company. Most of the preliminary indications of interest contained a wide range of value and contemplated an extended period of due diligence. The Company evaluated the preliminary indications of interest and invited those parties that it believed had expressed appropriate preliminary indications of value to conduct further due diligence investigations of the Company. The Company declined to invite UDI at such time to participate in such due diligence investigations based on its initial indication of value for the Company.

     On June 4, 1997, UDI revised its indication of interest to a per Share range between $4.50 and $6.00. After receiving this revised indication, the Company invited UDI to participate in the further round of due diligence sessions. On June 12, 1997, UDI notified CSFB that it declined to participate because other potential bidders were also conducting due diligence.

     On June 13, 1997, Mr. Bearse contacted Mr. Farrar to discuss the reasons for UDI's withdrawal of its expression of interest. In subsequent conversations that day among Mr. Bearse, Mr. Farrar and representatives of CSFB, the Company encouraged UDI to continue to participate in the process being conducted by CSFB. Mr. Bearse reiterated UDI's position that it did not want to continue in a process that involved several interested parties and that UDI would proceed with discussions only if it was granted an exclusive period to examine the Company and negotiate a definitive agreement. Later that day, following discussions involving William R. Holland, UDI's Chairman and Chief Executive Officer, UDI and the Company orally agreed that UDI would continue discussions and, upon UDI's tentative agreement to increase its proposed price to $7.00 per Share, the Company would provide UDI an exclusive period to examine the Company and negotiate a definitive agreement. The $7.00 per Share price was among the highest values in the indications of interests submitted to CSFB.

     On June 16, 1997, the Company and UDI entered into an agreement granting UDI the exclusive right until June 30, 1997 (or June 25, 1997 if UDI's Board of Directors did not determine to proceed with the transaction by that date) to complete its due diligence and negotiate a definitive merger agreement. This agreement did not contain a price at which UDI was willing to acquire the Company and the execution and delivery of a definitive merger agreement was subject to UDI's satisfactory completion of its due diligence review. UDI's due diligence investigation began on June 16, 1997. During the next week and a half, UDI, Purchaser, the Company, their financial advisors and legal counsel negotiated the terms of a potential acquisition. In addition, during a portion of that period UDI and its financial advisors and legal counsel conducted a business review and due diligence investigation at various Company sites.

     On June 23, 1997, UDI notified the Company that, in conjunction with the Offer, it proposed to conduct a tender offer for all of the Notes and a consent solicitation (collectively, the "Note Tender Offer") to amend certain restrictive covenants in the Indenture (including a covenant that would prohibit the Merger). UDI informed the Company that it would require consent from a majority of the noteholders in order to effect such amendments prior to the consummation of the Offer. During the early evening of June 23, 1997, representatives of UDI and CSFB discussed the feasibility of a successful Note Tender Offer.

     On June 24, 1997, Mr. Holland informed Mr. Farrar that UDI would not be able to proceed at $7.00 per Share as a result of its due diligence investigation (including UDI's assessment of the Company's potential trailing liabilities with respect to disposed business units and potential environmental liabilities) and the substantial premium that UDI believed would be necessary to complete a successful Note Tender Offer. Mr. Holland stated that, as a result of the foregoing, UDI was prepared to acquire the Company at $5.00 per Share.

     In the morning of June 25, 1997, the Board convened at a meeting that had previously been scheduled to consider an acquisition proposal from UDI. Mr. Farrar informed the other members of the Board of UDI's revised proposal received the previous night and the Board determined that an offer of $5.00 per Share was unacceptable. The Board meeting was temporarily adjourned so that Mr. Farrar could contact Mr. Holland to inform him of the Board's decision.

     Mr. Farrar informed Mr. Holland of the Board's decision to reject the $5.00 offer but told him that he was prepared to recommend to the Board an offer by UDI of $6.00 per Share that was not conditioned upon successful completion of the Note Tender Offer. Mr. Holland then offered a price of $6.00 per Share and informed Mr. Farrar that UDI would tender for the Notes at 120% of their principal amount, but refused to eliminate the condition of a successful Note Tender Offer prior to consummation of the Offer. Mr. Farrar informed Mr. Holland that he would relay the revised proposal to the Board.

     The Board reconvened later in the day on June 25, 1997 to consider the revised proposal from UDI and the other final terms of the Merger Agreement, including the "no-shop covenant" contained therein and the circumstances under which the Board could respond to any additional requests for information from third parties, the amount of the break-up fee and expenses that UDI required be payable to UDI if the Merger Agreement were terminated under certain circumstances, the circumstances under which UDI or the Company could terminate the Merger Agreement and the conditions to the consummation of the Merger. At that meeting, CSFB delivered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of such date, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders. The Board voted unanimously (one director was not present at this reconvened meeting but he subsequently endorsed the vote) to approve the Merger Agreement and the Offer and to recommend that all of the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     Following such approval, in the early morning of June 26, 1997, the Company, UDI and Purchaser entered into the Merger Agreement.

     In making the determination and recommendations described in paragraph (a) above, the Board considered a number of factors, including without limitation the matters referred to above in this item 4(b) and the following:

          (i) The Company's existing competitive and market position, including the Company's ability to compete effectively with companies having significantly greater financial resources than the Company.

          (ii) The projected results of operations of the Company, a summary of which is included at Item 7 of the Offer to Purchase, including the impact thereon on the Company's lack of significant liquidity.

          (iii) The alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company or the sale of one or more of the individual businesses of the Company.

          (iv) The average market prices for the Shares and the significant premium which the $6.00 per Share price represents over these average prices.

          (v) The indications of interest submitted by other bidders for the Company, and the views of management and CSFB regarding the likelihood of these indications yielding a superior transaction, including with respect to certainty of completing such a transaction. At the time of the June 25, 1997 Board meeting, CSFB had received two indications of interest with ranges of prices which included prices exceeding $6.00 per Share. One indication of interest, made by a newly-formed financial buyout firm with limited available financing, ranged from $4.00 - $8.00 per Share and was conditioned upon completion of an extended due diligence examination and receipt of financing on terms acceptable to the prospective buyers. A second indication of interest, at a range of $6.00 - $7.50 per Share, was premised upon a sale of one division to a third party strategic buyer with no suggestion that the terms of such sale had been agreed, and the proposal did not address the refinancing of the Company's debt, was conditioned on completion of an extended due diligence examination and was explicitly stated to be subject to refinement based on an analysis of the Company's contingent liabilities.

          (vi) The likely need for any purchaser to refinance the Company's bank debt and to tender for the Notes, requiring an additional up front expenditure of more than $340 million, and UDI's commitment to refinance the Company's bank debt and to tender for the Company's Notes at a premium to par value.

          (vii) UDI's financial condition and perceived ability to meet its obligations under the Merger Agreement, as well as its perceived commitment to acquire the Company. The fact that UDI's and Purchaser's obligations under the Offer were not subject to any financing condition.

          (viii) The provisions of the Merger Agreement, including the no-shop covenant and provisions which permit the Company to terminate the Merger Agreement upon payment to UDI of a break-up fee of $8 million, together with expenses not to exceed $2 million, in the event that the Board determines to withdraw its recommendation that stockholders accept the Offer based on the Board's determination that such action is necessary to comply with its duties under applicable law, and other matters described in
     Item 3(b)(2) above.

          (ix) The valuation of the Shares prepared by CSFB based on (a) market prices for other companies in businesses believed to be comparable to those of the Company, (b) prices paid in other acquisitions of businesses believed to be comparable to those of the Company and (c) a discounted cash flow analysis prepared by CSFB based on the above-referenced projections.

          (x) The oral opinion of CSFB (subsequently confirmed in writing, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference) to the effect that, as of June 25, 1997, the consideration to be received by the Company's stockholders in the Offer and the Merger was fair to such holders from a financial point of view.

          (xi) Legal matters relating to the Offer and the Merger, including the review provided for under the HSR Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

     The Company has retained CSFB to act as financial advisor to the Company with respect to the matters referenced to in Item 4 hereof. Pursuant to the terms of the engagement letter, dated March 21, 1997 (a copy of which is filed as Exhibit G hereto and is incorporated herein by this reference), the Company has agreed to pay CSFB (i) a financial advisory fee of $350,000 (which amount is to be credited against the fee payable pursuant to clause (ii)) and (ii) in connection with the consummation of a transaction involving the acquisition of substantially all of the Shares, an additional transaction fee of 1.0% of the "Aggregate Consideration" (which includes the total amount of cash and the fair market value of other consideration paid or payable to the Company's stockholders and creditors). The fee payable to CSFB pursuant to the terms of its engagement letter, assuming consummation of the Offer and the Merger on the terms described herein, is estimated to be approximately $4.15 million. The Company has also agreed to reimburse CSFB for its reasonable out-of-pocket expenses, including fees and disbursements of counsel and other advisors retained by CSFB.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Share Transactions in Last 60 Days. There have been no transactions in Shares which were effected during the last 60 days by the Company, or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than purchases of Shares on behalf of the Company's executive officers pursuant to the Company's Employees Stock Savings Plan and grants and awards under the Company's 1995 Equity Incentive Plan for Outside Directors pursuant to which each outside director of the Company received, on May 21, 1997, non-qualified stock options exercisable for the purchase of 4,000 Shares and, on July 1, 1997, 250 restricted Shares.

     (b) Intent to Tender. To the knowledge of the Company, (i) each of its executive officers and directors presently intend to tender Shares to Purchaser pursuant to the Offer and (ii) none of such persons presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons prior to the consummation of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Certain Negotiations. Except as referred to in Item 3(b) or Item 4 hereof, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "No Solicitation of Transactions" in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations under applicable law. In that connection, the Company received a request on June 27, 1997 from the potential bidder that had submitted an indication of interest in the $6.00-$7.50 per Share range referred to in Item 4(b), for the opportunity to conduct a diligence review of the Company. The Board has determined to allow this potential bidder to conduct such review.

     (b) Certain Transactions. Except as described in Item 3(b), there are no transactions, board restrictions, agreements in principle, or signed contracts which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Purchaser and UDI have informed the Company that, except as described in
Item 8, based upon their examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to UDI and discussions of representatives of UDI with representatives of the Company during UDI's investigation of the Company, neither Purchaser nor UDI is aware of any license or other regulatory permit that appears to be material to the business of the Company and the subsidiaries, taken as a whole that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. UDI and Purchaser have informed the Company that Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions set forth in the Merger Agreement as described above in Item 3(b)(2) shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or UDI (or that certain parts of the Company, Purchaser or UDI might not be disposed of or held separate, or other substantial conditions complied with) in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

     State Takeover Laws; Antitakeover Provisions in Certificate of Incorporation. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effect, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on unconstitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamic Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, and in particular, with respect to those aspects of corporate laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that certain Oklahoma corporate governance statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma because they could subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that the four Tennessee takeover statutes were unconstitutional as applied to corporations outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws such as those described above. Purchaser has informed the Company that it does not know whether any of these laws will, by their terms, apply to the Offer or Merger and has not necessarily complied with any such laws. Should any person seek to apply any state takeover law, Purchaser has informed the Company that it will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser has informed the Company that it might be required to file certain information with, or receive approvals for, the relevant state authorities. In addition, if enjoined, Purchaser has informed the Company that it might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser has informed the Company that it may not be obligated to accept for payment any Shares tendered.

     Section 203 of Delaware Law limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board of Directors has approved, among other things, the Offer and the Merger for purposes of Section 203 of the DGCL.

     Article Ten of the Company's Certificate of Incorporation provides that, except as described below, the affirmative vote not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock of the Company, excluding voting stock beneficially owned by any entity who has announced or publicly disclosed a plan to be come the beneficial owner of twenty percent of the voting stock of the Company (an "Interested Stockholder"), is required to approve a "Business Combination" (defined to include, among other things, any merger of the Company with any Interested Stockholder or any agreement providing for such a merger). The vote requirement, however, does not apply if either (a) the merger is approved by a majority of the "Continuing Directors" then in office or (b) certain price and procedural requirements are met. The phrase "Continuing Directors" is defined to include any director of the Company who is not an affiliate, associate or representative of the Interested Stockholder and who was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor who is not an affiliate, associate or representative of the Interested Stockholder and is recommended or elected to succeed a Continuing Director by a majority of the Continuing Directors then in office. The Board, at a meeting duly called and held on June 25, 1997, has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby. Such approval satisfies the requirements of Article Ten of the Company's Certificate of Incorporation.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the HSR Act, UDI has informed the Company that it anticipates filing on July 7, 1997 a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by UDI. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 22, 1997, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, UDI has informed the Company that it will request early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from UDI with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by UDI with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, subject to the terms of the Merger Agreement, the Offer may, but need not, be extended by UDI and, UDI has informed the Company that in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the extended period expires on or before the date when the initial 15-day period would otherwise have expired, or unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. It is a condition to the Merger that the waiting period applicable under the HSR Act to the Merger expire or be terminated.

     The FTC or the Antitrust Division frequently scrutinizes the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of UDI, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to UDI relating to the businesses in which UDI, the Company and their respective subsidiaries are engaged, UDI has informed the Company that UDI and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

     Other Foreign Approvals. The Company owns property and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or non-compliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

     Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by UDI, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Offer to Purchase*
Exhibit B     Letter of Transmittal*
Exhibit C     Merger Agreement
Exhibit D     Press Release issued on June 26, 1997
Exhibit E     Information under the captions "Ownership by Directors and Executive Officers,"
              "Director Compensation" and "EXECUTIVE COMPENSATION" as set forth in the 1997
              Proxy Statement
Exhibit F     Opinion of CSFB, dated June 25, 1997*
Exhibit G     Engagement Letter, dated March 21, 1997, between CSFB and the Company
Exhibit H     Rights Agreement, dated as of April 30, 1997, between the Company and First
              Chicago Trust Company of New York(1)
Exhibit I     Amendment No. 1 to the Rights Agreement, dated as of June 25, 1997
Exhibit J     Letter to Stockholders of the Company, dated July 2, 1997*

---------------

 *  Included in the materials sent to stockholders of the Company.

(1) Filed as Exhibit 1 to the Company's Registration Statement on Form 8-A (Registration No. 1-09294), as filed with the Securities and Exchange Commission on May 2, 1997 and incorporated herein by reference

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMO INDUSTRIES INC.

                                          By: /s/ DONALD K. FARRAR
                                          --------------------------------------
                                          Donald K. Farrar
                                          Chairman, President and Chief
                                          Executive Officer

Dated: July 2, 1997

                                                                      SCHEDULE I

                              IMO INDUSTRIES INC.
                                1009 LENOX DRIVE
                               BUILDING FOUR WEST
                            LAWRENCEVILLE, NJ 08648

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about July 2, 1997 as part of Imo Industries Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Shares") at the close of business on or about June 23, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by UDI (as defined below) to a majority of the seats of the board of the Company (the "Board").

     On June 26, 1997, the Company, UD Delaware Corp., a Delaware corporation ("Purchaser"), and United Dominion Industries Limited, a corporation organized under the laws of Canada ("UDI"), entered into an Agreement and Plan of Merger, dated as of June 26, 1997 (the "Merger Agreement") pursuant to which (and subject to the conditions thereof) (i) UDI will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, together with the associated preferred stock purchase rights, at a price of $6.00 per Share, net to the seller in cash and (ii) Purchaser will be merged with and into the Company (the "Merger") following consummation of the Offer. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of UDI.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate (the "UDI Designees") up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding (the "Board Percentage"), and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company has agreed in the Merger Agreement to use all reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board with respect to (i) each committee of the Board (some of whom may be required to be independent as required by applicable law or requirements of the New York Stock Exchange), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

     The Merger Agreement further provides that the Company will promptly take all actions required pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in order to fulfill its obligations described above and will include this Information Statement containing such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 as an annex to the Schedule 14D-9 to fulfill such obligations.

     Following the election or appointment of the UDI Designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of UDI or Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the

Company then in office who neither were designated by Purchaser nor are employees of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than UDI and its subsidiaries).

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 2, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 30, 1997 unless the Offer is extended.

     The following information contained in this Information Statement concerning UDI, Purchaser and the UDI Designees has been furnished to the Company by either UDI or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Board currently consists of three classes with six directors in total, designated as Class I, Class II and Class III. At each annual meeting of stockholders, the successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. The classes are staggered so that the term of one class expires each year. The terms of the Class III directors expire in 1998 and each third year thereafter; the terms of the Class I directors expire in 1999, and each third year thereafter; and the terms of the Class II directors expire in 2000 and each third year thereafter. The officers serve at the discretion of the Board.

     Pursuant to the Merger Agreement, promptly upon the purchase by UDI or Purchaser of at least a majority of the outstanding shares of Common Stock, and from time to time thereafter, UDI shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, such number of UDI Designees equal to the Board Percentage and the Company shall, subject to Section 14(f) of the Exchange Act, as promptly as practicable, satisfy the Board Percentage by
(i) increasing the size of the Board of Directors of the Company or (ii) securing the resignations of such number of directors as is necessary to enable the UDI Designees to be elected to the Board.

     UDI has informed the Company that the UDI Designees will be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation and employment and five year employment history for each of the persons whom UDI has designated pursuant to the Merger Agreement as the UDI Designees. The business address for each person listed below is 2300 One First Union Center, Charlotte, North Carolina 28202. Each of the persons listed below is a citizen of the United States.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                CLASS OF DIRECTOR     EMPLOYMENT AND FIVE YEAR EMPLOYMENT
          NAME            AGE    TO BE APPOINTED                    HISTORY
------------------------  ---   -----------------   ----------------------------------------
William R. Holland......  58          Class I       Chairman of UDI since 1987, and Chief
                                                    Executive Officer of UDI since 1986.
Robert E. Drury.........  52          Class I       Executive Vice President and Chief
                                                    Administrative Officer of UDI since
                                                    1995. Chief Financial Officer of UDI,
                                                    1992-1995, and Senior Vice President of
                                                    UDI, 1993-1995. Vice President of UDI,
                                                    1987-1993.
Richard A. Bearse.......  58          Class I       Senior Vice President, Planning and
                                                    Development of UDI since 1996. President
                                                    of Building Products segment of UDI,
                                                    1995-1996. President and Chief Executive
                                                    Officer of Flair Corporation, a
                                                    manufacturer of air and water filtration
                                                    systems (and a subsidiary of UDI),
                                                    1991-1995.
Jan K. Ver Hagen........  59         Class II       President and Chief Operating Officer of
                                                    UDI since 1994. Vice Chairman, Emerson
                                                    Electric Co., a manufacturer of a broad
                                                    range of electrical and electronic
                                                    products, 1988-1994.
Glenn A. Eisenberg......  36         Class II       Senior Vice President and Chief
                                                    Financial Officer of UDI since 1995.
                                                    Vice President of Planning and
                                                    Development of UDI, 1992-1995. Director
                                                    of Corporate Finance and Investor
                                                    Relations of UDI, 1991-1992.
J. Milton Childress,      39        Class III       Vice President of UDI since 1996.
  II....................                            Director of Corporate Development of
                                                    UDI, 1992-1996.
Richard L. Magee........  39        Class III       Vice President of UDI since 1996.
                                                    Associate General Counsel of UDI since
                                                    1993. Assistant General Counsel of UDI,
                                                    1989-1993.

     UDI has informed the Company that each of the UDI Designees has consented to act as a director of the Company. None of the UDI Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or officers of the Company or (iii) to the best knowledge of UDI, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by UDI that, to the best of UDI's knowledge, none of the UDI Designees has been involved in any transaction with the Company or any of its directors, executive directors or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the UDI Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares, and that upon assuming office, the UDI Designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors (including the year his term is scheduled to expire) and executive officers of the Company (Ages at April 1, 1997):

NAME                                                AGE                     POSITION
-------------------------------------------------   ----   ------------------------------------------
Donald K. Farrar*................................     58   Chairman, Chief Executive Officer and
                                                           President (1998)
James B. Edwards.................................     67   Director (2000)
Richard J. Grosh.................................     69   Director (1999)
Carter P. Thacher................................     70   Director (2000)
Donald C. Trauscht...............................     63   Director (1998)
Arthur E. Van Leuven.............................     71   Director (1999)
Thomas J. Bird...................................     53   Executive Vice President, General Counsel
                                                           and Secretary
William M. Brown.................................     54   Executive Vice President, Chief Financial
                                                           Officer and Corporate Controller
John J. Carr.....................................     54   Executive Vice President
Donald N. Rosenberg..............................     56   Senior Vice President, Human Resources
Robert A. Derr II................................     51   Vice President and Treasurer
Frederick W. Wojtowicz...........................     45   Vice President and Director of Tax
David R. Harris..................................     46   President, Morse Controls
Reinhold J. Pabers...............................     62   President, Gems Sensors
Roger A. Pennycook...............................     54   President, Boston Gear

---------------
* This executive officer is a director of the Company whose current term as a director will expire in 1998.

     DONALD K. FARRAR has served as the Chief Executive Officer and President of the Company since September 1993 and and as the Company's Chairman of the Board since June 1994. From 1985 to December 1989, Mr. Farrar served as Senior Executive Vice President, Operations and a director of Textron, Inc. Prior thereto, he served in various positions, including President, Chief Operating Officer and a director of the Avco Corporation group of companies until its 1985 acquisition by Textron. From January 1990 until joining the Company, Mr. Farrar was a private investor.

     JAMES B. EDWARDS is the President of the Medical University of South Carolina located in Charleston, South Carolina. Prior to assuming this position in November 1982, Dr. Edwards served as Governor of the State of South Carolina from January 1975 through January 1979. From February 1979 through December 1981, Dr. Edwards was in private practice as a maxiofacial surgeon. In January 1981, Dr. Edwards was named United States Secretary of Energy and held that position until November 1982. Dr. Edwards serves as a director of Phillips Petroleum Company, WMX Technologies, Inc., National Data Corporation, and G.S. Industries, Inc.

     RICHARD J. GROSH is an independent consultant. From 1976 to 1987 he served as Chairman and Chief Executive Officer of Ranco, Inc., a manufacturer of automated controls located in Columbus, Ohio.

     CARTER P. THACHER is the Chairman of Wilbur-Ellis Company, an export/import company based in San Francisco, California, the principal business of which is the domestic sale and distribution of agricultural chemical products. Mr. Thacher has served in this position since January 1967, and from January 1967 to December 1988 he also served as Chief Executive Officer.

     DONALD C. TRAUSCHT is the Chairman of BW Capital Corporation, an investment company. From 1967 to 1996, Mr. Trauscht held various positions with Borg-Warner Corporation, including Chairman and Chief Executive Officer and various positions with Borg-Warner Security Corporation, including Chairman and Chief Executive Officer and other executive positions in finance and strategy. Prior to joining Borg-Warner Corporation, he served as President of Langevin Company, a California electronics manufacturer.

Mr. Trauscht is also a director of Borg-Warner Security Corp., Baker Hughes Incorporated, Esco Electronics Corporation, Borg-Warner Automotive, Inc., Thiokol Corporation and Blue Bird Corporation.

     ARTHUR E. VAN LEUVEN is retired. From 1977 to 1990, Mr. Van Leuven served as Chairman and Chief Executive Officer of Transamerica Finance Group, Inc., and from 1984 to 1990 he was additionally an Executive Vice President and a director of Transamerica Corporation, an insurance and financial services company based in San Francisco, California. From 1992 to 1993, Mr. Van Leuven served as the Chairman and President of IGYS Systems, Inc., located in Los Alamitos, California.

     THOMAS J. BIRD was promoted to his current position in October 1994. Mr. Bird served as Senior Vice President, General Counsel and Secretary from June 1992 to October 1994, and as Vice President and Associate General Counsel from July 1990 to June 1992. Prior to joining the Company in July 1990, Mr. Bird held various positions with General Electric Company for 18 years, most recently as Group Counsel, RCA Aerospace and Defense division from August 1987 to February 1988 and as General Counsel to GE Aerospace of General Electric Company from February 1988 until joining the Company.

     WILLIAM M. BROWN joined the Company as Executive Vice President and Chief Financial Officer in June 1992, and assumed the additional responsibility of Corporate Controller in January 1996. Prior to joining the Company, Mr. Brown held various positions with ITT Corporation for 25 years, most recently as Corporate Assistant Controller and General Auditor from December 1986 to April 1991 and as Corporate Vice President and Assistant Controller from April 1991 until joining the Company.

     JOHN J. CARR was promoted to his current position in July 1989. From July 1985 to July 1989, Mr. Carr was a Group Vice President of the Company. Mr. Carr is responsible for the Morse Controls, Pumps, Power Transmission and Instrumentation business segments of the Company.

     DONALD N. ROSENBERG joined the company in his current position in May 1996. Previously, he was Director, Global Compensation, Benefits and HR Systems for Halliburton Energy Services from 1995 to May 1996. From 1992 to 1995, Mr. Rosenberg was an independent human resources consultant, with Jostens Inc. as a primary client. Prior to 1992, Mr. Rosenberg held various positions with Xerox Corporation for 25 years, most recently as Corporate Manager, U.S. and International Compensation.

     ROBERT A. DERR II joined the Company as Vice President and Corporate Controller in 1988. Mr. Derr was promoted to Vice President and Treasurer in January 1996. Prior to joining the Company, Mr. Derr held various positions with The Stanley Works for nine years, most recently as Director of Corporate Accounting from 1982 to 1986 and as the Controller of the Vidmar Division of The Stanley Works from 1986 until joining the Company.

     FREDERICK W. WOJTOWICZ was promoted to his current position in October 1994. Mr. Wojtowicz served as Executive Director of Tax from July 1988 to October 1994. Prior to joining the Company in July 1988, Mr. Wojtowicz held various positions with Ernst & Young LLP, most recently as Senior Tax Manager.

     DAVID R. HARRIS joined the Company in March 1997 as President of Morse Controls. Prior to joining the Company, Mr. Harris held various positions with United Technologies Automotive for eight years, most recently as Vice President and General Manager.

     REINHOLD J. PABERS was promoted to his current position in March 1997. Mr. Pabers joined the Company in 1952 and has held various positions since that time, including Group Vice President of the Controls Group and General Manager of Gems Sensors.

     ROGER A. PENNYCOOK was promoted to his current position in March 1997. Mr. Pennycook has served at Boston Gear as Group Vice President from September 1991 to March 1997 and as Vice President and General Manager from January 1989 to September 1991.

     Each executive officer identified above will hold office until his successor is chosen and qualifies or until his earlier resignation or removal. Any officer may be removed at any time by the Board of Directors without prejudice to any contract rights that he may have.

     During 1996, the Board of Directors held 11 meetings. None of the directors attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors plus the total number of meetings of all committees of the Board of Directors on which he served that were held during 1996.

DIRECTOR COMPENSATION

     In addition to expenses of attendance, which are paid to all directors, directors of the Company who are not also employees of the Company are currently paid an annual retainer of $12,000 for their services, a fee of $1,000 for each Board of Directors meeting attended, and a fee of $850 for each committee meeting attended, except that directors who attend more than one committee meeting in any one day are paid the fee for a single committee meeting, and directors who attend Board or committee meetings by telephone conference are entitled to receive one-half of the respective fee per meeting attended. Chairmen of committees are paid an additional annual fee of $2,000. Under the 1995 Director Plan, each outside director also receives, on an annual basis, restricted stock awards of 1,000 shares of the Company's Common Stock and non-qualified stock options exercisable for the purchase of 4,000 shares of the Company's Common Stock. Directors who are also employees of the Company are not separately compensated for services rendered as directors. In 1996, Messrs. Edwards, Grosh, Thacher, Trauscht and Van Leuven were each granted options to purchase 4,000 shares of the Company's Common Stock at an exercise price of $7.875 per share and restricted stock awards of 1,000 shares of the Company's Common Stock under the 1995 Director Plan.

     Under the 1988 Director Plan, each person who was an outside director prior to July 1, 1990 was granted an option to purchase 80,000 shares of the Company's Common Stock, and each person who became an outside director after that date and prior to March 23, 1996 was granted an option to purchase 40,000 shares. The exercise price of each option granted under the 1988 Director Plan was equal to 100% of the fair market value of a share of the Company's Common Stock on a date five business days after the option was granted. Options for the purchase of 80,000 shares of the Company's Common Stock have been granted to four of the Company's outside directors at an exercise price of $16.1875 per share, and options for the purchase of 40,000 shares of the Company's Common Stock have been granted to another outside director at an exercise price of $10.375 per share. Outside directors who join the Board after March 22, 1995 are not entitled to receive stock options under the 1988 Director Plan.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has the following committees:

     Audit Committee. The Audit Committee is comprised of not fewer than three members of the Board of Directors, all of whom must be outside directors. Its primary functions are to: (i) recommend the appointment of independent auditors and review the fees charged by them; (ii) consult with independent auditors with regard to the scope and timing of the annual audit; (iii) review the audited financial statements, audit report and management letter; (iv) consult with independent auditors and internal audit management with regard to the adequacy of internal controls; (v) consult with Company management regarding the performance and adequacy of the internal auditing staff; and (vi) perform such collateral advisory and consulting services as the Board of Directors may request or the Audit Committee deems appropriate for the purpose of maintaining sound and adequate financial reporting and auditing practices. The members of the Audit Committee are Mr. Thacher, Chairman, Dr. Grosh and Mr. Trauscht. During 1996, the Audit Committee held four meetings.

     Compensation Committee. The Compensation Committee is comprised of not fewer than three members of the Board of Directors, all of whom must be outside directors. Its primary functions are to: (i) recommend and approve compensation philosophy and guidelines for the Company's executive and managerial group, including the Company's chief executive officer; (ii) approve an appropriate compensation level for the chief executive officer based on personal performance and responsibilities as well as compensation practices for like executives in competitive industries and other industries, subject to final approval of the Board of Directors; (iii) review and approve the chief executive's recommendations for the compensation of individuals in the management group, subject to final approval of the Board of Directors; (iv) perform all of the foregoing with respect to the adoption and implementation of any bonus system or a stock option plan applicable to the executive and managerial group; (v) review and advise the Board of Directors on management succession planning; (vi) undertake studies with Company employees or outside consultants to determine the competitiveness of Company benefit plans as to content and cost; (vii) make recommendations to the Board of Directors and management, as appropriate, as to amendments, discontinuations and initiations of benefit plans; (viii) independently, or with the cooperation of the Audit Committee, maintain an active level of knowledge as to the funding status of the various pension plans of the Company as well as the performance of the investment mediums for those plans; and (ix) perform such collateral advisory and consulting services as the Board of Directors may request or the Compensation Committee deems appropriate to its stated purposes. The members of the Compensation Committee are Dr. Grosh, Chairman, Dr. Edwards and Mr. Van Leuven. During 1996, the Compensation Committee held three meetings.

     Executive Committee. The Executive Committee is comprised of not fewer than three members of the Board of Directors, one of whom must be the Chairman of the Board and the majority of whom must be outside directors. Its function is to act on behalf of the full Board of Directors between Board meetings, and it has commensurate authority to so act by majority vote. The Executive Committee does not have the power to amend the Certificate of Incorporation, amend the By-Laws, declare dividends, issue stock, or authorize or recommend to the stockholders the merger or dissolution of the Company. Likewise, the Executive Committee does not have the power to sell, lease or exchange all or substantially all of the property and assets of the Company or to recommend such action to the stockholders. The members of the Executive Committee are Mr. Van Leuven, Chairman, Mr. Farrar and Mr. Trauscht. During 1996, the Executive Committee held one meeting.

     Nominating Committee. The Nominating Committee is comprised of not fewer than three members. Its primary functions are to: (i) recommend to the Board of Directors individuals to fill Board vacancies; (ii) develop specifications and criteria for Board membership; (iii) consider and advise the Board of Directors on matters relating to the composition and organization of the Board of Directors, including the formation, composition and function of committees of the Board; and (iv) perform such collateral advisory and consulting services as the Board of Directors may request or the Nominating Committee deems appropriate to its stated purposes. The members of the Nominating Committee are Dr. Edwards, Chairman, Mr. Thacher and Mr. Trauscht. During 1996, the Nominating Committee held two meetings.

     The Board of Directors may from time to time by resolution create such other committees for such purposes and with such powers and duties as the Board of Directors prescribes by resolution.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

GENERAL

     The Shares are the only class of outstanding voting securities of the Company. Each Share entitles the holder thereof to one vote. As of June 24, 1997, there were 17,126,609 Shares issued and outstanding.

CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of February 28, 1997, the amount and percentage of the Company's Common Stock beneficially owned by each person who is known to the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock.

                                                                                       PERCENTAGE
                                                                        SHARES             OF
                                                                     BENEFICIALLY     OUTSTANDING
NAME AND ADDRESS                                                        OWNED         COMMON STOCK
-------------------------------------------------------------------  ------------     ------------
State of Wisconsin Investment Board................................     1,657,000(1)       9.7%
P.O. Box 7842 Madison, WI 53707
The Prudential Insurance Company of America........................     1,632,720(2)       9.4%
Prudential Plaza Newark, NJ 07102-3777
C.S. McKee & Co....................................................     1,344,150(3)       7.8%
1 Gateway Center Pittsburgh, PA 15222
The TCW Group, Inc.
865 South Figueroa Street Los Angeles, CA 90017             .......     1,102,300(4)       6.4%
Robert Day
200 Park Avenue, Suite 2200
New York, NY 10166

---------------
(1) As reported by State of Wisconsin Investment Board as of December 31, 1996 in a filing made with the Securities and Exchange Commission.

(2) As reported to the Company by The Prudential Insurance Company of America ("Prudential") as of February 28, 1997. Of these shares, 200,000 shares are purchasable upon exercise of a currently exercisable warrant and 1,432,720 shares are shares over which Prudential may have direct or indirect voting and/or investment discretion held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

(3) As reported to the Company by C.S. McKee as of February 28, 1997.

(4) As reported to the Company by The TCW Group, Inc. and Robert Day as of February 28, 1997. According to such information, Mr. Day may be deemed a controlling person of The TCW Group, Inc.

OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the amount and percentage of the Company's outstanding Common Stock beneficially owned on February 28, 1997 by each director, nominee for director and executive officer named in the Summary Compensation Table set forth below under "Executive Compensation" and by all directors and executive officers as a group.

                                                                    SHARES        PERCENTAGE OF
                       NAME OF INDIVIDUAL                          BENEFICIALLY    OUTSTANDING
                      OR IDENTITY OF GROUP                         OWNED(1)      COMMON STOCK(2)
-----------------------------------------------------------------  ---------     ---------------
Donald K. Farrar.................................................    594,998(3)        3.4%
James B. Edwards.................................................     83,750(4)         --
Richard J. Grosh.................................................     83,606(5)         --
Carter P. Thacher................................................    117,750(4)         --
Donald C. Trauscht...............................................      3,250(6)         --
Arthur E. Van Leuven.............................................     58,750(7)         --
William M. Brown.................................................     70,595(8)         --
John J. Carr.....................................................     56,788(9)         --
Brian Lewis......................................................     83,005(10)        --
Thomas J. Bird...................................................     42,886(11)        --
All directors and executive officers as a group (13 persons).....  1,227,027(12)       6.9%

---------------
 (1) Information furnished by the directors and executive officers. Unless otherwise indicated, such persons have sole voting and sole investment power with respect to these shares. The number of shares reported as owned through the Company's Employees Stock Savings Plan has been calculated based upon such person's percentage interest in the total number of units outstanding in the Company's Common Stock fund under such plan.

 (2) Less than 1% unless otherwise indicated.

 (3) This total includes 93,000 shares owned by Mr. Farrar pursuant to restricted stock awards under the Company's Amended and Restated Equity Incentive Plan for Key Employees (the "Equity Incentive Plan"), 132,500 shares as to which Mr. Farrar holds currently exercisable options to acquire under the Equity Incentive Plan and 192,498 shares owned by Mr. Farrar through the Company's Employees Stock Savings Plan.

 (4) This total includes 81,000 shares as to which the named individual holds currently exercisable options to acquire under the Company's Amended and Restated Equity Incentive Plan for Outside Directors (the "1988 Director Plan") and the Company's 1995 Equity Incentive Plan for Outside Directors (the "1995 Director Plan") and 1,750 shares owned by such person pursuant to restricted stock awards under the 1995 Director Plan.

 (5) This total includes 81,000 shares as to which Dr. Grosh holds currently exercisable options to acquire under the 1988 Director Plan and the 1995 Director Plan and 1,750 shares owned by Dr. Grosh pursuant to restricted stock awards under the 1995 Director Plan. This total also includes 400 shares that are held by Dr. Grosh's wife, and Dr. Grosh disclaims beneficial ownership of these shares.

 (6) This total includes 1,000 shares as to which Mr. Trauscht holds currently exercisable options to acquire under the 1995 Director Plan and 1,750 shares owned by Mr. Trauscht pursuant to restricted stock awards under the 1995 Director Plan.

 (7) This total includes 41,000 shares as to which Mr. Van Leuven holds currently exercisable options to acquire under the 1988 Director Plan and the 1995 Director Plan, 16,000 shares held by a trust of which Mr. Van Leuven is trustee and settlor and 1,750 shares owned by Mr. Van Leuven pursuant to restricted stock awards under the 1995 Director Plan.

 (8) This total includes 52,570 shares as to which Mr. Brown holds currently exercisable options to acquire under the Equity Incentive Plan and 5,525 shares owned by Mr. Brown through the Company's Employees Stock Savings Plan.

 (9) This total includes 37,500 shares as to which Mr. Carr holds currently exercisable options to acquire under the Equity Incentive Plan and 7,188 shares owned by Mr. Carr through the Company's Employees Stock Savings Plan.

(10) This total includes 82,005 shares as to which Mr. Lewis holds currently exercisable options to acquire under the Equity Incentive Plan.

(11) This total includes 36,301 shares as to which Mr. Bird holds currently exercisable options to acquire under the Equity Incentive Plan and 6,585 shares owned by Mr. Bird through the Company's Employees Stock Savings Plan.

(12) This total includes the shares purchasable upon the exercise of the options referred to in footnotes (3) through (11) above and an additional 22,736 shares purchasable upon the exercise of options by other executive officers included in this group. This total also includes 2,000 shares that one of the other executive officers included in this group holds jointly with his wife.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons that no year-end reports on Form 5 under Section 16(a) of the Exchange Act were required for those persons, the Company believes that, during the period January 1, 1996 through December 31, 1996, all Section 16(a) filing requirements applicable to its officers and directors were complied with.

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company's Board of Directors (the "Committee") has furnished the following report on compensation with respect to the executive officers of the Company, as defined under the rules of the Securities and Exchange Commission.

     The Committee is comprised of the non-employee directors of the Company listed at the end of this Executive Compensation report. No member of the Committee has any insider or interlocking relationship with the Company, as these terms are defined under rules of the Securities and Exchange Commission. The Committee is responsible for developing and recommending the Company's executive compensation principles, policies and programs to the Board of Directors. In addition, the Committee recommends to the Board of Directors, on an annual basis, the compensation to be paid to the Chief Executive Officer (the "CEO") and, with advice from the CEO, to each of the other executive officers of the Company, including the executive officers named below in the Summary Compensation Table.

     The Committee works with an outside compensation consultant that provides the Committee with analyses of published annual compensation surveys and periodically conducts special peer group surveys.

COMPENSATION PHILOSOPHY

     This Executive Compensation report reflects the Company's compensation philosophy as adopted by the Committee and endorsed by the Board of Directors. The Company's compensation programs have been designed to support and reinforce its long-term business strategy and link compensation to stockholder value. The programs provide executive officers and other key employees with the opportunity to earn market competitive salaries and market competitive incentive compensation opportunities. The objectives of the

Company's executive compensation program, as developed by the Committee and subject to periodic review, are to:

     - Attract and retain high-quality executives with experience in the Company's markets.

     - Align compensation with the goals and expectations of the Company and each business unit.

     - Vary individual compensation based on performance as measured by corporate and business unit financial results, strategic achievements and individual contributions.

     - Align executives' interests with the long-term interests of stockholders by enabling significant Company stock ownership.

     The Company achieves these goals through a compensation strategy that provides for competitive: salary ranges, annual incentive targets, and stock option grant guidelines.

     Section 162(m) of the Internal Revenue Code (the "Code") precludes tax deductions for compensation paid in excess of $1 million to certain executive officers unless specified conditions are met. Based on current pay levels and the design of existing compensation plans, the Committee believes that any tax deductions that may be lost by reason of Section 162(m) for such compensation would not be material for the foreseeable future. No tax deductions were lost in 1996 due to Section 162(m). The Equity Incentive Plan conforms to Section 162(m) conditions that permit tax deductions.

PAY POSITIONING

     The Committee's executive compensation program is designed to provide a median competitive compensation opportunity (adjusted for the Company's size) for comparable executive position responsibilities, relative to a peer group, through base salary, annual incentive awards and long-term stock-based incentives. Each of these three compensation components is described below. The mix between fixed and performance-based compensation is substantially the same as in the peer group. Total cash compensation is sufficiently variable so that performance that is above targeted performance, as approved annually by the Board, will result in pay that is above median competitive levels of total cash compensation, and performance that is below targeted levels will result in pay that is below median competitive levels of total cash compensation.

     The peer group, which is comprised of 34 companies, serves as the comparison group for determining median competitive pay levels. Selection of a company for the peer group is based upon the following five criteria: (i) the company's stock is publicly traded, (ii) the company operates with multiple lines of business, (iii) the company manufactures engineered industrial products, (iv) the company operates globally, with a mix of domestic and international businesses, and (v) the company has overall revenues within a range of $170 million to $10 billion. The pay levels determined from these 34 companies are adjusted to reflect the Company's revenue size. The Committee's compensation consultants have determined that a special survey of the Company's peer group is required only periodically, and that published surveys are statistically sufficient for determining pay levels within the Company's peer group during interim years. The last special peer group survey was conducted in 1994, and the Committee expects to conduct another special survey in 1997.

     Of the 34 companies in the peer group, three are included in the S&P SmallCap 600(R) Index and six are included in the S&P Manufacturing (Diversified Industrials) Index, which are the Company's comparison groups for total return on investment performance (change in year-end stock price plus reinvested dividends) for purposes of the performance comparisons that appear in the performance graph below. The Committee believes that comparison to these pay and performance groups is appropriate.

PAY MIX AND MEASUREMENT FOR EXECUTIVE OFFICERS

     The three components of compensation for executive officers of the Company are: (i) base salary, (ii) annual incentive cash bonuses ("Executive Incentive Compensation"), and (iii) long-term incentive compensation in the form of stock equity awards under the Company's Equity Incentive Plan. In general, the proportion of an executive's compensation that is in the form of incentives increases with the level of responsibility of the officer.

  Base Salaries

     The Committee seeks to set base salaries for the Company's executive officers at levels that are competitive with median levels for executives with comparable roles and responsibilities, within the peer group. The Company maintains an executive salary administration program which uses external and internal comparisons to set salary grades and ranges based on these median competitive levels. Individual executive officer salaries are reviewed annually by the Committee, which may approve increases from time to time based on an assessment of individual contribution to the Company and the positioning of the individual's salary within the approved range.

     Base salary increases were granted in 1996 to all executive officers serving in January of that year, excluding the CEO. The average increase was 6.1%, which reflects that two such executive officers received no salary increase in 1994 and 1995, and two other such executive officers received salary increases in only one of those years. Overall, base salaries of executive officers are somewhat above median competitive levels due to the reduction in the size of the Company during 1994, 1995, and 1996. Because the Company divested certain businesses, the median competitive levels of pay declined, but to retain its key executives, the Committee has determined not to reduce executive salaries to match the size-adjusted median competitive levels.

  Executive Incentive Compensation

     The Committee administers an annual cash incentive program for executive officers, as well as other management employees. Each year the Committee recommends to the Company's Board of Directors an individual and aggregate target cash bonus amount for executive officers that reflects the approximate median competitive levels of the peer group companies. The aggregate target amount is designed to be paid if the Company achieves its net income goal for the year. The goal is established by the Committee and approved by the Board of Directors. For net income performance above and below threshold, the Committee determines the size of the aggregate payment. For net income performance below threshold, the Committee normally recommends no incentive payments for the year. For 1996, the Committee determined that net income fell short of the threshold. However, due to the following exceptional circumstances, the Committee recommended, and the Board approved, annual incentive payments to all executives: (i) the Company completed a successful financial restructuring, (ii) certain other key strategic objectives were achieved, and (iii) the potential loss of executive officers if an annual incentive bonus was not awarded would jeopardize the future prospects of the Company.

     Once the aggregate pool is established by the Committee and approved by the Board of Directors, actual awards vary for executive officers based on their individual contribution to the Company's net income performance and achievement of individual non-financial strategic objectives. These assessments are made subjectively by the Committee without assigning particular weight to any factor.

     Overall, the 1996 incentive compensation awards were substantially less than target, and less than those awarded with respect to 1995. Actual awards approved for executive officers, excluding the CEO, expressed as a percentage of target award, ranged from 33% to 58%, with an average of approximately 45% of target award.

  Equity Incentive Plan

     The Company's Equity Incentive Plan authorizes the Committee to award stock options (both non-qualified and incentive options), stock appreciation rights and restricted stock or restricted stock unit awards to key executives.

     Awards under the Company's Equity Incentive Plan are designed to strengthen the alignment of the long-term interests of the Company's executives with those of its stockholders by directly linking executive compensation to stockholder return. Since the adoption of the Company's Equity Incentive Plan, non-qualified options have been granted from time to time, including during 1996, at an exercise price per share that was not less than fair market value of the Company's Common Stock on the date of grant. Both the size of such grants and the proportion relative to the total number of option shares granted are a function of the recipient's level of responsibility within the Company, stock option (and/or long-term incentive) grants provided to comparable executives within the peer group companies and the judgment of the Committee.

     The value of stock option grants in 1996 was below median competitive grant levels. The Committee believes the number of shares of the Company's Common Stock required to provide fully competitive stock option grants would result in unwarranted levels of share utilization. The total number of option shares granted to all employees in 1996 was approximately 1.5% of the total number of shares outstanding, which results in a median competitive level of share utilization. The average number of option shares granted to executive officers, excluding the CEO, in 1996 was 16,142 shares.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The principles guiding compensation for the CEO are substantially the same as those set forth for other executive officers.

     No change was made to Mr. Farrar's base salary in 1996. Mr. Farrar has not received a salary increase since he was hired in 1993. Mr. Farrar's salary was decreased in 1995 in order to shift his total compensation package towards equity-based incentives. In lieu of a salary increase in 1996, Mr. Farrar received a combination stock option award to purchase 45,000 shares of the Company's Common Stock (in addition to his normal stock option grant) and a restricted stock award of 35,000 shares of the Company's Common Stock. The combined value of the stock option and restricted stock shares is approximately equivalent to the present value of a 10% salary increase (assuming Mr. Farrar remains employed until retirement at age 65) and the value of the economic loss from other forms of compensation tied to his salary level (i.e., annual incentive, the Company's supplemental executive retirement plan, and life insurance). The Committee believes this stock-based award instead of a salary increase further aligns the CEO with the interests of the Company's stockholders.

     Based solely on the Company's financial performance, Mr. Farrar would not have received an annual incentive bonus in 1996. However, the Committee and the Board awarded Mr. Farrar a cash incentive of $80,000 (which is 36% of his median competitive target award) to acknowledge Mr. Farrar's leadership and individual performance relative to the Company's restructuring and other strategic corporate objectives. As with other executive officers, no specific relative importance was assigned to any one factor in making this decision. Mr. Farrar also received a normal grant of 70,000 option shares under the Equity Incentive Plan. The value of this normal stock option grant is less than a median competitive grant.

                                          Submitted by the Compensation
                                          Committee of the Company's Board of
                                          Directors:

                                          Richard J. Grosh, Chairman
                                          James B. Edwards
                                          Arthur E. Van Leuven

PERFORMANCE GRAPH

     The following graph sets forth a comparison of five-year cumulative total return among the Company, the S&P 500(R) Index, the S&P Manufacturing (Diversified Industrials) Index and the S&P SmallCap 600(R) Index. The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 1991 in each of the Company, the S&P 500(R) Index, the S&P Manufacturing (Diversified Industrials) Index and the S&P SmallCap 600(R) Index.

                                  [GRAPHIC]

In the printed version of this document, a line graph appears which depicts the following plot points:

                                                                      S&P
                                                                 Manufacturing         S&P
                                                     S&P          (Diversified     600(Register
     Measurement Period        Imo Industries    500(Register     Industrials)    Mark) SmallCap
   (Fiscal Year Covered)            Inc.         Mark) Index         Index            Index
Dec-91                              100              100              100              100
Dec-92                               62              108              108              121
Dec-93                               89              118              132              144
Dec-94                              118              120              136              137
Dec-95                               66              165              192              178
Dec-96                               30              203              264              216

     The following table sets forth certain information with respect to compensation paid or accrued by the Company during each of the three fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994 to the chief executive officer of the Company and the other four most highly compensated executive officers of the Company who served in 1996.

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM COMPENSATION
                                                                         AWARDS
                                                               --------------------------
                                        ANNUAL COMPENSATION    RESTRICTED      SECURITIES
                                        --------------------     STOCK         UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR   SALARY($)   BONUS($)   AWARDS($)       OPTIONS(#)     COMPENSATION($)(1)
-------------------------------  ----   ---------   --------   ---------       ----------     ------------------
Donald K. Farrar...............  1996   $ 450,000   $ 80,000   $196,875 (2)(3)   115,000(3)        $ 10,350
Chairman, President and          1995     450,000     90,000         --           70,000              8,359
Chief Executive Officer          1994     450,000    210,000    390,000 (2)      150,000              9,000
John J. Carr...................  1996     260,000     60,000         --           25,000              9,270
Executive Vice President         1995     240,000     65,000         --           25,000                245
                                 1994     240,000     85,000         --           25,000              6,480
William M. Brown...............  1996     255,000     50,000         --           20,000              9,135
Executive Vice President,        1995     230,000     55,000         --           20,000              7,105
Chief Financial Officer and      1994     230,000     85,000         --           25,000              6,210
Corporate Controller
Brian Lewis(4).................  1996     243,820     30,000         --               --            262,254(5)
Executive Vice President         1995     216,000     35,000         --           20,000              3,800
                                 1994     198,900     70,000         --           25,000              3,167
Thomas J. Bird.................  1996     208,000     40,000         --           20,000              7,866
Executive Vice President,        1995     200,000     40,000         --           20,000              5,796
General Counsel and Secretary    1994     179,167     70,000         --           22,000              4,876

---------------
(1) For 1996, the amounts set forth in this column consist of a $2,250 contribution by the Company to the Employees Stock Savings Plan account of each named individual, except Mr. Lewis who was not a participant, plus the following amounts of life insurance premiums paid by the Company on behalf of such persons: Mr. Farrar, $8,100; Mr. Carr, $7,020; Mr. Brown, $6,885; Mr. Lewis, $4,573; and Mr. Bird, $5,616.

(2) Mr. Farrar's 1994 restricted stock award for 40,000 shares vested as to 20% of the shares, or 8,000 shares, on December 31, 1995 and 10% of the shares, or 4,000 shares, on December 31, 1996, and will vest in increments of 10% of the shares, or 4,000 shares, each December 31 thereafter commencing December 31, 1997 and ending December 31, 2003, except that all shares covered by such award will vest in any event on the first day of the month preceding Mr. Farrar's 65th birthday (i.e., on May 1, 2003) if he remains an employee of the Company or one of its affiliates until that date. Mr. Farrar's 1996 restricted stock award for 35,000 shares vests in five annual increments of 7,000 shares, commencing August 2, 1997. Any dividends paid on the shares of restricted stock during the respective restriction periods will be paid to Mr. Farrar. As of December 31, 1996, the 93,000 shares of restricted stock held by Mr. Farrar had a value of $290,625 based upon the $3.125 closing price of the Company's Common Stock on the New York Stock Exchange on December 31, 1996.

(3) In lieu of a salary increase in 1996, Mr. Farrar was granted options to purchase 45,000 shares of the Company's Common Stock and was granted a restricted stock award of 35,000 shares of the Company's Common Stock.

(4) Mr. Lewis was employed and paid by Imo Industries (UK) Limited, a United Kingdom subsidiary of the Company, locally in pounds sterling, translated to U.S. dollars in this table at an exchange rate of 1.67 for 1996, 1.54 for 1995 and 1.53 for 1994.

(5) Mr. Lewis' employment with Imo Industries (UK) Limited terminated on December 31, 1996, pursuant to a Severance Agreement. Severance payments of $257,681 were accrued to Mr. Lewis in 1996 in accordance with the Severance Agreement. See the description of Mr. Lewis' Severance Agreement and also the Consulting Agreement subsequently entered into between Mr. Lewis and the Company under "Employment-Related and Other Agreements" below.

     The following table sets forth information with respect to options granted to the persons named in the Summary Compensation Table during the fiscal year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

                             NUMBER OF        % OF TOTAL
                            SECURITIES         OPTIONS
                            UNDERLYING        GRANTED TO      EXERCISE OR
                              OPTIONS        EMPLOYEES IN     BASE PRICE      EXPIRATION         GRANT DATE
          NAME             GRANTED(#)(1)     FISCAL YEAR        ($/SH)           DATE        PRESENT VALUE($)(2)
-------------------------  -------------     ------------     -----------     ----------     -------------------
Donald K. Farrar.........      45,000             18%           $ 5.625          8/02/06          $ 154,406
                               70,000             28%             3.375         11/27/06            144,123
John J. Carr.............      25,000             10%             3.375         11/27/06             51,469
William M. Brown.........      20,000              8%             3.375         11/27/06             41,175
Brian Lewis..............          --             --                 --               --                 --
Thomas J. Bird...........      20,000              8%             3.375         11/27/06             41,175

---------------
(1) Each option becomes exercisable in increments of 25% of the shares underlying such options commencing on the first, second, third and fourth anniversaries of the date of the option grant. All unvested options will vest in full upon the determination by the committee administering the Equity Incentive Plan that a change in control of the Company has occurred or upon the liquidation or dissolution of the Company.

(2) The Black-Scholes model, a widely used and accepted formula for valuing traded stock options, was used to determine the grant date present value of the executive stock options. The Black-Scholes value used in this table is the same value used to report the expense associated with stock options in the Company's audited financial statements in accordance with FAS 123. The following assumptions were used to calculate the Black-Scholes value: a seven-year option term, 52.8% stock price volatility, 6.16% risk-free rate of return, annual dividend yield of 0% and an exercise price equal to stock price on the date of grant. The Company has used the historical annual dividend yield and stock price volatility rate as assumptions for the Black-Scholes model. These are not projections, and therefore there is no guarantee that these assumptions will be the actual annual dividend yield or stock price volatility rate over the next seven years. There is no gain to executives, however, if the per share market price of the Company's Common Stock does not increase or declines.

     The following table sets forth information with respect to options held at December 31, 1996 by the persons named in the Summary Compensation Table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                 NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                                 OPTIONS AT FY-END(#)                AT FY-END ($)(2)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Donald K. Farrar...........................    132,500          327,500            $ 0              $ 0
John J. Carr...............................     77,500           62,500              0                0
William M. Brown...........................     52,570           52,000              0                0
Brian Lewis................................     82,005                0              0                0
Thomas J. Bird.............................     36,301           51,000              0                0

---------------
(1) No options were exercised by the named executive officers during the year ended December 31, 1996.

(2) No value indicated inasmuch as the exercise prices of all such options were above the market value of the Company's Common Stock as of December 31, 1996.

EMPLOYMENT-RELATED AND OTHER AGREEMENTS

     The Company has termination agreements with various executive officers of the Company, including Messrs. Farrar, Carr, Brown and Bird, in order to reinforce and encourage the continued dedication and attention of such persons to their assigned duties without distractions arising from a potential change in control. The termination agreements are operative upon the occurrence of a "change in control" of the Company, which would be deemed to occur if (i) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities, (ii) individuals who constituted the Board of Directors of the Company at the beginning of the term of such agreement, including any new director whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the term of such agreement or their successors cease, for any reason, to constitute a majority thereof or (iii) more than 50% of the assets of the Company, including the business for which such executive's services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation of the Company, a sale of assets or otherwise. As part of the termination agreements, each executive has agreed that, subject to the terms of his termination agreement, in the event of a "potential change in control" of the Company the executive will remain in the employ of the Company or its subsidiaries during the pendency of any such "potential change in control" and for a period of one year after the occurrence of an actual "change in control." A "potential change in control" would be deemed to occur if (i) the Company enters into an agreement, the consummation of which would result in a "change in control" of the Company, (ii) any person, including the Company, publicly announces an intention to take or to consider taking actions which if consummated would constitute a "change in control" or (iii) the Board of Directors adopts a resolution to the effect that a "potential change in control" has occurred. If an executive's employment is terminated within three years of a change in control (i) by the Company other than for cause, retirement or disability or
(ii) by the executive for "good reason," the executive will be entitled to a lump sum payment equal to 2.99 times his average taxable compensation from the Company during the five fiscal years of the Company immediately preceding the change in control, as well as bonuses declared but not yet paid, amounts in settlement of outstanding stock options, a lump sum payment of certain retirement benefits and continuing life, disability, accident and health insurance coverage for a three-year period after such termination. "Good reason" is broadly defined in the agreements to include any change in duties or responsibilities, reduction in compensation or benefits or relocation. The agreements, however, provide that no amount is to be paid to any person which would result in such a payment being subject to an excise tax under the Code and being nondeductible by the Company for federal income tax purposes. If the employment of all of the above-named executive officers were to be terminated under circumstances requiring payments under such agreements, such officers would currently be entitled to receive approximately $5,084,898.

     Brian Lewis resigned from his position as Executive Vice President of the Company, and his employment by Imo Industries (UK) Limited terminated, effective December 31, 1996. In connection with the termination of employment, Mr. Lewis entered into a Severance Agreement with Imo Industries (UK) Limited pursuant to which Mr. Lewis was paid $10,521 as a statutory termination payment required to be paid under United Kingdom law, $243,820 as a termination compensation payment and $3,340 for a confidentiality and cooperation agreement. Additionally, under the Severance Agreement, all of his options to purchase shares of the Company's Common Stock vested immediately, his life assurance and medical insurance will be continued to January 1999, and Imo Industries (UK) Limited agreed to pay reasonable legal and tax service fees in connection with the termination of his employment. Mr. Lewis was also provided a pension plan enhancement described below under "Pension Plans." Mr. Lewis agreed to release any claims against Imo Industries (UK) Limited, the Company and its affiliates regarding his termination. Subsequently, Mr. Lewis entered into a Consultancy Agreement with the Company, which provides that the Company will pay Mr. Lewis a fee of $1,670 per day for consulting work performed on behalf of the Company, which is expected to be performed an average of one day per week during the first three months of 1997. Payments to Mr. Lewis under the Severance Agreement and the Consultancy Agreement are denominated in pounds sterling, and are translated above into U.S. dollars at a 1.67 exchange rate.

PENSION PLANS

     The following table shows the estimated maximum annual retirement benefits payable to a covered participant under the Imo Industries Inc. U.S. Salaried Plan (the "Salaried Plan") and under a non-qualified supplemental executive retirement plan (the "Supplemental Plan"), which provides benefits that would otherwise be denied to participants by reason of certain Code limitations on qualified plan benefits, upon normal retirement at December 31, 1996 after selected periods of service (collectively referred to hereinafter as the "Salaried Pension Plans"). Benefits were calculated assuming participants and their spouses elect a straight-life annuity rather than a joint and survivor or other form of annuity, in which case benefits would generally be lower than shown in the table. Benefits are not subject to any deduction for Social Security or other offset amounts.

                               PENSION PLAN TABLE

   FINAL                                   YEARS OF SERVICE
  AVERAGE      -------------------------------------------------------------------------
 EARNINGS      10 YEARS     15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
-----------    --------     --------     --------     --------     --------     --------
$   100,000    $ 16,208     $ 24,311     $ 32,415     $ 40,519     $ 43,967     $ 47,416
    150,000      25,208       37,811       50,415       63,019       68,467       73,916
    200,000      34,208       51,311       68,415       85,519       92,967      100,416
    250,000      43,208       64,811       86,415      108,019      117,467      126,916
    300,000      52,208       78,311      104,415      130,519      141,967      153,416
    350,000      61,208       91,811      122,415      153,019      166,467      179,916
    400,000      70,208      105,311      140,415      175,519      190,967      206,416
    450,000      79,208      118,811      158,415      198,019      215,467      232,916
    500,000      88,208      132,311      176,415      220,519      239,967      259,416
    550,000      97,208      145,811      194,415      243,019      264,467      285,916
    600,000     106,208      159,311      212,415      265,519      288,967      312,416
    700,000     124,208      186,311      248,415      310,519      337,967      365,416
    800,000     142,208      213,311      284,415      355,519      386,967      418,416
    900,000     160,208      240,311      320,415      400,519      435,967      471,416
  1,000,000     178,208      267,311      356,415      445,519      484,967      524,416
  1,100,000     196,208      294,311      392,415      490,519      533,967      577,416

     Final average earnings are based upon the highest five consecutive years of compensation during the participant's last ten years of service. The annual compensation taken into account under the Salaried Pension Plans is the monthly salary in effect on January 1 of each year multiplied by 12 (or, if fewer, the number of months of employment in that year), plus the amount of any bonus earned during the previous year. This compensation differs from the annual compensation set forth in the Summary Compensation Table, which includes bonuses earned in the same salary year. With respect to the year ended December 31, 1996, covered compensation under the Salaried Pension Plans for the persons named in the Summary Compensation Table did not differ by more than 10% from their respective annual compensation shown in such table.

     As of December 31, 1996, the persons named in the Summary Compensation Table had the following years of benefit service as defined under the Salaried Pension Plans: Mr. Farrar, 3.3 years; Mr. Brown, 4.6 years; Mr. Carr, 30.3 years; and Mr. Bird, 6.5 years. Effective January 1, 1992, Mr. Lewis was transferred to the Morse Controls Limited Pension and Life Assurance Plan (the "Morse Controls Plan"), a United Kingdom pension plan. The Morse Controls Plan, to which both Imo Industries (UK) Limited and Mr. Lewis contributed, provides a normal retirement pension of 1/45th of the final average salary, which includes his executive incentive bonus minus a portion of United Kingdom social security benefits, for each year of pensionable service. Mr. Lewis' employment with Imo Industries (UK) Limited terminated as of December 31, 1996. As described under "Employment-Related and Other Agreements" above, Mr. Lewis has entered into a Severance Agreement with Imo Industries (UK) Limited, which includes a provision for a pension plan enhancement based upon an increase to Mr. Lewis' number of years of pensionable service plus an adjustment. Therefore, Mr. Lewis' annual pension benefit, which comprises his benefit under the Morse Controls Plan and the Salaried Plan plus the enhancement under the Severance Agreement, will be pounds 108,000 in the aggregate, or $180,360 assuming an exchange rate to U.S. dollars of 1.67.

     While the Company was a wholly owned subsidiary of Transamerica Corporation, the Company's employees participated in the Pension Plan for Salaried U.S. Employees of Transamerica Corporation and Affiliates (the "Transamerica Pension Plan"). The Transamerica Pension Plan provides that employees of the Company will continue to vest in their benefits accrued prior to December 31, 1986, as calculated under the Transamerica Pension Plan, taking into account only benefit service credited and compensation earned prior to December 31, 1986, and will continue to receive credit toward the service requirement for subsidized early retirement benefits and pre-retirement death benefits, based upon their service with the Company after December 31, 1986. Accrued benefits under the Salaried Plan will be offset by any vested benefits under the Transamerica Pension Plan.

     The benefits shown in the Pension Plan Table do not reflect the applicable limitations imposed by Sections 415 and 401(a)(17) of the Code. Benefits payable pursuant to the Salaried Pension Plans are restricted in accordance with the limitations of Sections 415 and 401(a)(17) of the Code; however, the Company maintains the Supplemental Plan under which the Company makes supplemental pension payments to employees whose benefits under the Salaried Plan are reduced by the limitations imposed under Section 415 and 401(a)(17) of the Code. The Company is responsible for all liabilities with respect to supplemental benefit payments accrued by employees of the Company. In July 1991, the Company's Board of Directors approved the establishment of a grantor trust (the "Trust") under
Section 671 of the Code. The purpose of the Trust is to satisfy the Company's obligations to pay benefits to those entitled thereto under the Supplemental Plan. Pursuant to the terms of the Trust, the Company will from time to time irrevocably transfer to the Trust assets that will be held in the Trust, subject to the claims of the Company's creditors, until paid to participants and beneficiaries of the Supplemental Plan in accordance with the terms of the Supplemental Plan. During fiscal 1996, the Company did not transfer any amount to the Trust.

EXHIBIT NUMBER                                        EXHIBIT
--------------     -----------------------------------------------------------------------------
Exhibit A          Offer to Purchase*
Exhibit B          Letter of Transmittal*
Exhibit C          Merger Agreement
Exhibit D          Press Release issued on June 26, 1997
Exhibit E          Information under the captions "Ownership by Directors and Executive
                   Officers," "Director Compensation" and "EXECUTIVE COMPENSATION" as set forth in the 1997 Proxy Statement
Exhibit F          Opinion of CSFB, dated June 25, 1997*
Exhibit G          Engagement Letter, dated March 21, 1997, between CSFB and the Company
Exhibit H          Rights Agreement, dated as of April 30, 1997, between the Company and First
                   Chicago Trust Company of New York(1)
Exhibit I          Amendment No. 1 to the Rights Agreement, dated as of June 25, 1997
Exhibit J          Letter to Stockholders of the Company, dated July 2, 1997*
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 *  Included in the materials sent to stockholders of the Company.

(1) Filed as Exhibit 1 to the Company's Registration Statement on Form 8-A
    (Registration No. 1-09294), as filed with the Securities and Exchange
    Commission on May 2, 1997 and incorporated herein by reference